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Filed pursuant to General Instruction II.L. of Form F-10;
File number 333-203682

The information in this preliminary prospectus supplement and the accompanying base shelf prospectus is not complete and may be changed. This preliminary prospectus supplement and the accompanying base shelf prospectus are not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MARCH 30, 2016

New Issue	March 30, 2016

SILVER WHEATON CORP.
US$
                        Common Shares

This prospectus supplement (the "prospectus supplement") of Silver Wheaton Corp. ("Silver Wheaton" or the "Company"), together with the accompanying short form base shelf prospectus dated May 4, 2015 (the "base shelf prospectus") qualifies the distribution (the "Offering") of                common shares (the "Offered Shares") of the Company at a price of US$                per Offered Share (the "Offering Price"), for aggregate gross proceeds of US$                . See "Description of Common Shares". The Offering is being made pursuant to an underwriting agreement (the "Underwriting Agreement") dated as of March                    , 2016 between the Company, RBC Dominion Securities Inc., BMO Nesbitt Burns Inc., CIBC World Markets Inc. and Scotia Capital Inc. (collectively, the "Lead Underwriters"),                     , and                     (collectively, the "Underwriters"). The Offering Price was determined based on arm's length negotiations between the Company and the Underwriters. The Offering is being made concurrently in Canada under the terms of this prospectus supplement and in the United States under the terms of a Registration Statement on Form F-10 filed with the U.S. Securities and Exchange Commission (the "SEC") of which this prospectus supplement forms a part.                    is not registered as an investment dealer in any Canadian jurisdiction and, accordingly, will only sell Offered Shares into the United States and will not, directly or indirectly, solicit offers to purchase or sell Offered Shares in Canada. See "Plan of Distribution".

The Offering is being made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the securities regulatory authorities in Canada and the United States, to prepare this prospectus supplement and the accompanying base shelf prospectus in accordance with the disclosure requirements of Canada. Prospective investors in the United States should be aware that such requirements are different from those of the United States. The financial statements incorporated herein have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS"), and may be subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.

Prospective investors should be aware that the acquisition of the securities described herein may have tax consequences both in the United States and in Canada, including the Canadian federal income tax consequences applicable to a foreign controlled Canadian corporation that acquires Offered Shares. Such consequences for investors who are residents in, or citizens of, the United States or Canada may not be fully described herein. Investors should read the tax discussion in this prospectus supplement and consult their own tax advisors with respect to their particular circumstances. See "Certain Canadian Federal Income Tax Considerations" and "Certain United States Federal Income Tax Considerations".

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Company is organized under the laws of Ontario, Canada, that some or all of its officers and directors may be residents of a foreign country, that some or all of the experts named in this prospectus supplement and in the accompanying base shelf prospectus may be residents of a foreign country, and that a substantial portion of the assets of the Company and said persons may be located outside the United States.

These securities have not been approved or disapproved by the SEC nor any state or Canadian securities commission nor has the SEC or any state or Canadian securities commission passed upon the accuracy or adequacy of this prospectus supplement or the accompanying base shelf prospectus. Any representation to the contrary is a criminal offence.

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An investment in the Offered Shares is highly speculative and involves significant risks that should be carefully considered by prospective investors before purchasing such securities. The risks outlined in this prospectus supplement, the accompanying base shelf prospectus and in the documents incorporated by reference herein and therein should be carefully reviewed and considered by prospective investors in connection with an investment in the Offered Shares. See "Risk Factors".

All dollar amounts in this prospectus supplement and the accompanying base shelf prospectus are in United States dollars, unless otherwise indicated. See "Currency Presentation and Exchange Rate Information".

The outstanding common shares (the "Common Shares") of the Company are listed and posted for trading on the Toronto Stock Exchange (the "TSX") and are listed on the New York Stock Exchange (the "NYSE") under the symbol "SLW". On March 29, 2016, the last trading day prior to the date of this prospectus supplement, the closing price of the Common Shares on the TSX was C$23.24 and on the NYSE was US$17.78. The Company has applied to list the Offered Shares and the Additional Shares (as defined below) on the TSX and the NYSE. Listing will be subject to the Company fulfilling all of the listing requirements of the TSX and the NYSE.

Price: US$                        per Offered Share

	Price to the Public	Underwriters' Fee(1)	Net Proceeds to the Company(2)
Per Offered Share	US$	US$	US$
Total(3)	US$	US$	US$
(1)
In consideration for the services rendered by the Underwriters in connection with the Offering, the Underwriters will be paid a cash fee of US$                (the "Underwriters' Fee"), representing                % of the gross proceeds of the Offering.

(2)
After deducting the Underwriters' Fee, but before deducting expenses of the Offering, including in connection with the preparation and filing of this prospectus supplement, which are estimated to be US$                and which will be paid by the Company from the proceeds of the Offering.

(3)
The Company has granted the Underwriters an over-allotment option (the "Over-Allotment Option"), exercisable in whole or in part, in the sole discretion of the Underwriters, for a period of 30 days from the closing of the Offering, to purchase up to an additional 15% of the Offered Shares sold pursuant to the Offering, being                 Common Shares (the "Additional Shares"), at the Offering Price, to cover over- allotments, if any. The grant of the Over-Allotment Option is hereby qualified for distribution under this prospectus supplement. A purchaser who acquires Additional Shares forming part of the Over-Allotment Option acquires such Additional Shares under this prospectus supplement regardless of whether the over- allotment position is ultimately filled through the exercise of the Over- Allotment Option or secondary market purchases. If the Over-Allotment Option is exercised in full, the total Price to the Public, Underwriters' Fee and Net Proceeds to the Company (before payment of the expenses of the Offering) will be US$                , US$                and US$                , respectively. See "Plan of Distribution" and the table below:

Underwriters' Position	Number of Common Shares Available	Exercise Period	Exercise Price
Over-Allotment Option	Up to Common Shares	Up to 30 days from the closing of the Offering	US$ per Additional Share

Unless the context otherwise requires, all references to the "Offering" and/or the "Offered Shares" in this prospectus supplement shall include the Over-Allotment Option and the Additional Shares, respectively.

Subject to applicable laws, the Underwriters may, in connection with the Offering, effect transactions intended to stabilize or maintain the market price of the Common Shares at levels other than those which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. The Underwriters propose to offer the Offered Shares initially at the Offering Price. After the Underwriters have made reasonable efforts to sell all of the Offered Shares at such price, the Offering Price may be decreased, and further changed from time to time, to an amount not greater than the Offering Price. See "Plan of Distribution".

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The Underwriters, as principals, conditionally offer the Offered Shares, subject to prior sale, if, as and when issued by the Company and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under "Plan of Distribution", subject to the approval of certain legal matters on behalf of the Company by Cassels Brock & Blackwell LLP, with respect to Canadian legal matters, and Paul, Weiss, Rifkind, Wharton & Garrison LLP, with respect to United States legal matters, and on behalf of the Underwriters by Blake, Cassels & Graydon LLP, with respect to Canadian legal matters, and Skadden, Arps, Slate, Meagher & Flom LLP, with respect to United States legal matters.

Subscriptions for the Offered Shares will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. The closing of the Offering is expected to take place on or about April 7, 2016 or on such other date as may be agreed upon by the Company and the Underwriters (the "Closing Date"). Offered Shares will be issued in registered or electronic form to CDS Clearing and Depository Services Inc. ("CDS") or its nominee and will be deposited with CDS against payment of the aggregate purchase price for the Offered Shares. No certificates evidencing the Offered Shares will be issued to purchasers of the Offered Shares. Purchasers of Offered Shares will receive only a customer confirmation from the registered dealer through which the Offered Shares are purchased. The Company expects that delivery of the Offered Shares will be made against payment therefor on or about the Closing Date, which will be the fifth business day (in the United States) following the date of this prospectus supplement. Trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, investors who wish to trade Offered Shares prior to the Closing Date may be required to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Investors who wish to trade Offered Shares prior to the Closing Date should consult their own advisors. See "Plan of Distribution".

In connection with the Offering, the Company may be considered to be a "connected issuer" within the meaning of National Instrument 33-105 — Underwriting Conflicts ("NI 33-105") to each of the Lead Underwriters, and                     . Affiliates of each of the aforementioned Underwriters are lenders to the Company. See "Relationship Between the Company and Certain Underwriters (Conflicts of Interest)".

Eduardo Luna, a director of the Company, resides outside of Canada. Mr. Luna has appointed Cassels Brock & Blackwell LLP, Suite 2100, 40 King Street West, Toronto, Ontario M5H 3C2, as his agent for service of process in Canada. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against Mr. Luna, even though he has appointed an agent for service of process.

The Company's head office is located at 3500 – 1021 Hastings Street, Vancouver, British Columbia, V6E 0C3 and its registered office is located at Suite 2100, 40 King Street West, Toronto, Ontario, M5H 3C2.

 TABLE OF CONTENTS

PROSPECTUS SUPPLEMENT

iv

 BASE SHELF PROSPECTUS

v

 ABOUT THIS PROSPECTUS

        This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of the Offered Shares being offered and also adds to and updates information contained in the accompanying base shelf prospectus and the documents incorporated by reference herein and therein. The second part, the base shelf prospectus, gives more general information, some of which may not apply to the Offered Shares being offered under this prospectus supplement. This prospectus supplement is deemed to be incorporated by reference into the accompanying base shelf prospectus solely for the purposes of the Offering constituted by this prospectus supplement.

        Readers should rely only on information contained or incorporated by reference in this prospectus supplement and the accompanying base shelf prospectus. If the description of the Offered Shares or any other information varies between this prospectus supplement and the accompanying base shelf prospectus (including the documents incorporated by reference herein and therein), the investor should rely on the information in this prospectus supplement. The Company has not, and the Underwriters have not, authorized anyone to provide the reader with different information. If anyone provides you with any different, inconsistent or other information, you should not rely on it. Neither the Company nor the Underwriters are making an offer of these securities in any jurisdiction where the offer is not permitted. Readers should not assume that the information contained in this prospectus supplement, the accompanying base shelf prospectus and the documents incorporated by reference herein and therein is accurate as of any date other than the date on the front of this prospectus supplement, the accompanying base shelf prospectus or the respective dates of the documents incorporated by reference herein and therein. Information contained on the Company's website should not be deemed to be a part of this prospectus supplement, the accompanying base shelf prospectus or incorporated by reference herein and should not be relied upon by prospective investors for the purpose of determining whether to invest in the Offered Shares.

        References to Silver Wheaton or the Company include direct and indirect subsidiaries of Silver Wheaton Corp. where applicable. Silver Wheaton is a registered trademark of Silver Wheaton Corp. in Canada, the United States and certain other jurisdictions.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus supplement, the accompanying base shelf prospectus and the documents incorporated by reference herein and therein contain "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation (collectively, "forward-looking statements"). Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to:

  •
  payments by Silver Wheaton's wholly-owned subsidiary, Silver Wheaton (Caymans) Ltd., to Panoro Minerals Ltd. and its wholly-owned subsidiary Cordillera Copper Ltd. in accordance with an early deposit precious metal purchase agreement (as defined herein) for the Cotabambas project located in Peru (the "Cotabambas project") including any acceleration of payments, estimated throughput of the Cotabambas project and exploration potential associated with the Cotabambas project;

  •
  the normal course issuer bid ("NCIB") and the number of shares that may be purchased under the NCIB;

  •
  projected increases to Silver Wheaton's production and cash flow profile;

  •
  the expansion and exploration potential at the Salobo mine (the "Salobo mine"), located in Brazil;

  •
  projected changes to Silver Wheaton's production mix;

  •
  anticipated increases in total throughput at the Salobo mine;

  •
  the effect of the Servicio de Administración Tributaria ("SAT") legal claim on Primero Mining Corp.'s ("Primero") business, financial condition, results of operations and cash flows for 2010-2014 and 2015-2019

  •
  the estimated future production;

  •
  the intended use of proceeds;

  •
  the future price of commodities;

  •
  the estimation of mineral reserves and mineral resources;

  •
  the realization of mineral reserve estimates;

  •
  the timing and amount of estimated future production (including 2016 and average attributable annual production over the next five years);

  •
  the costs of future production;

  •
  reserve determination;

  •
  estimated reserve conversion rates;

  •
  any statements as to future dividends, the ability to fund outstanding commitments and the ability to continue to acquire accretive precious metal stream interests;

  •
  confidence in the Company's business structure;

  •
  the Company's position relating to any dispute with the Canada Revenue Agency (the "CRA") and the Company's intention to defend reassessments issued by the CRA; the impact of potential taxes, penalties and interest payable to the CRA; possible audits for taxation years subsequent to 2013; estimates as to amounts that may be reassessed by the CRA in respect of taxation years subsequent to 2010; amounts that may be payable in respect of penalties and interest; the Company's intention to file future tax returns in a manner consistent with previous filings; that the CRA will continue to accept the Company posting security for amounts sought by the CRA under notices of reassessment for the 2005-2010 taxation years or will accept posting security for any other amounts that may be sought by the CRA under other notices of reassessment; the length of time it would take to resolve any dispute with the CRA or an objection to a reassessment; and assessments of the impact and resolution of various tax matters, including outstanding audits, proceedings with the CRA and proceedings before the courts; and

  •
  assessments of the impact and resolution of various legal and tax matters.

        Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "projects", "intends", "anticipates" or "does not anticipate", or "believes", "potential", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved".

        Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Silver Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to:

  •
  fluctuations in the price of commodities;

  •
  risks related to the silver and gold interests currently owned by the Company (collectively, the "Mining Operations") including risks related to fluctuations in the price of the primary commodities mined at such operations, actual results of mining and exploration activities, environmental, economic and political risks of the jurisdictions in which the Mining Operations are located, and changes in project parameters as plans continue to be refined;

  •
  absence of control over Mining Operations and having to rely on the accuracy of the public disclosure and other information Silver Wheaton receives from the owners and operators of the Mining Operations as the basis for its analyses, forecasts and assessments relating to its own business;

  •
  differences in the interpretation or application of tax laws and regulations or accounting policies and rules; and Silver Wheaton's interpretation of, or compliance with, tax laws and regulations or accounting policies and rules, is found to be incorrect; the tax impact to the Company's business operations is materially different than currently contemplated;

  •
  any challenge by the CRA of the Company's tax filings is successful and the potential negative impact to the Company's previous and future tax filings; the Company's business or ability to enter into precious metal purchase agreements is materially impacted as a result of any CRA reassessment; any reassessment of the Company's tax filings and the continuation or timing of any such process is outside the Company's control; any requirement to pay reassessed tax; the Company is not assessed taxes on its foreign subsidiary's income on the same basis that the Company pays taxes on its Canadian income, if taxable in Canada; interest and penalties associated with a CRA reassessment having an adverse impact on the Company's financial position; litigation risk associated with a challenge to the Company's tax filings;

  •
  credit and liquidity risks;

  •
  hedging risk;

  •
  competition in the mining industry;

  •
  risks related to Silver Wheaton's acquisition strategy;

  •
  equity price risks related to Silver Wheaton's holding of long-term investments in other exploration and mining companies;

  •
  the ability of Silver Wheaton and the Mining Operations to retain key management employees or procure the services of skilled and experienced personnel;

  •
  litigation risk associated with outstanding legal matters;

  •
  risks related to claims and legal proceedings against Silver Wheaton or the Mining Operations;

  •
  risks relating to unknown defects and impairments;

  •
  risks relating to security over underlying assets;

  •
  risks related to ensuring the security and safety of information systems, including cyber security risks;

  •
  risks related to the adequacy of internal control over financial reporting;

  •
  risks related to governmental regulations, including environmental regulations and climate change;

  •
  risks related to international operations of Silver Wheaton and the Mining Operations;

  •
  risks relating to exploration, development and operations at the Mining Operations;

  •
  risks related to the ability of the companies with which the Company has precious metal purchase agreements to perform their obligations under those precious metal purchase agreements in the event of a material adverse effect on the results of operations, financial condition, cash flows or business of such companies;

  •
  risks relating to environmental regulation and climate change;

  •
  the ability of Silver Wheaton and the Mining Operations to obtain and maintain necessary licenses, permits, approvals and rulings;

  •
  the ability of Silver Wheaton and the Mining Operations to comply with applicable laws, regulations and permitting requirements;

  •
  lack of suitable infrastructure and employees to support the Mining Operations;

  •
  uncertainty in the accuracy of mineral reserve and mineral resource estimates;

  •
  inability to replace and expand mineral reserves;

  •
  risks relating to production estimates from Mining Operations, including anticipated timing of the commencement of production by certain Mining Operations;

  •
  uncertainties related to title and indigenous rights with respect to the mineral properties of the Mining Operations;

  •
  fluctuation in the commodity prices other than silver and gold;

  •
  the ability of Silver Wheaton and the Mining Operations to obtain adequate financing;

  •
  the ability of Mining Operations to complete permitting, construction, development and expansion;

  •
  challenges related to global financial conditions;

  •
  risks relating to future sales or the issuance of equity securities;

  •
  treatment of the Company as a "passive foreign investment company";

  •
  risks relating to the Company's use of proceeds;

  •
  risks related to the market price of the Common Shares including with respect to the market price of the Common Shares being too high to ensure that purchases under the NCIB benefit Silver Wheaton or its shareholders;

  •
  risks related to the declaration, timing and payment of dividends; and

  •
  other risks disclosed under the heading "Risk Factors" in this prospectus supplement.

        Forward-looking statements are based on assumptions management currently believes to be reasonable including, but not limited to:

  •
  the Common Shares trading below their value from time to time;

  •
  no material adverse change in the market price of commodities;

  •
  that the Mining Operations will continue to operate and the mining projects will be completed in accordance with public statements and achieve their stated production estimates;

  •
  the continuing ability to fund or obtain funding for outstanding commitments;

  •
  Silver Wheaton's ability to source and obtain accretive precious metal stream interests;

  •
  expectations regarding the resolution of legal and tax matters, including the ongoing class action litigation and CRA audit involving the Company;

  •
  Silver Wheaton will be successful in challenging any reassessment by the CRA;

  •
  Silver Wheaton has properly considered the application of Canadian tax law to its structure and operations;

  •
  Silver Wheaton will continue to be permitted to post security for amounts sought by the CRA under notices of reassessment;

  •
  Silver Wheaton has filed its tax returns and paid applicable taxes in compliance with Canadian tax law;

  •
  Silver Wheaton will not change its business as a result of any CRA reassessment;

  •
  Silver Wheaton's ability to enter into new precious metal purchase agreements will not be impacted by any CRA reassessment;

  •
  expectations and assumptions concerning prevailing tax laws and the potential amount that could be reassessed as additional tax, penalties and interest by the CRA;

  •
  any foreign subsidiary income, if taxable in Canada, would be subject to the same or similar tax calculations as Silver Wheaton's Canadian income, including the Company's position, in respect of precious metal purchase agreements with upfront payments paid in the form of a deposit, that the estimates of income subject to tax is based on the cost of precious metal acquired under such precious metal purchase agreements being equal to the market value of such precious metal;

  •
  the estimate of the recoverable amount for any precious metal purchase agreement with an indicator of impairment; and

  •
  other assumptions and factors as set out herein.

        Although Silver Wheaton has attempted to identify important factors that could cause actual results, level of activity, performance or achievements to differ materially from those contained in forward-looking statements, there may be risk factors that cause results, level of activity, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate and even if events or results described in the forward-looking statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, Silver Wheaton. Accordingly, readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary. The forward-looking statements included and incorporated by reference in this prospectus supplement, the accompanying base shelf prospectus and the documents incorporated by reference herein and therein are for the purpose of providing investors with information to assist them in understanding Silver Wheaton's expected financial and operational performance and may not be appropriate for other purposes. Any forward-looking statement speaks only as of the date on which it is made. Silver Wheaton does not undertake to update any forward-looking statements that are included or incorporated by reference herein, except in accordance with applicable securities laws.

CAUTIONARY NOTE TO UNITED STATES INVESTORS REGARDING PRESENTATION OF
MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES

        This prospectus supplement and the accompanying base shelf prospectus, including the documents incorporated by reference herein and therein, have been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms "mineral reserve", "proven mineral reserve" and "probable mineral reserve" are Canadian mining terms defined in accordance with Canadian National Instrument 43-101 — Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") — CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in Industry Guide 7 ("SEC Industry Guide 7") under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"). Under U.S. standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Also, under SEC Industry Guide 7 standards, a "final" or "bankable" feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

        In addition, the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. "Inferred mineral resources" have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

        Accordingly, information contained in this prospectus supplement, the accompanying base shelf prospectus and the documents incorporated by reference herein and therein that describe the Company's mineral deposits may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

        See "Description of the Business — Technical Information" in the Annual Information Form (as defined herein), which is incorporated by reference herein, for a description of certain of the mining terms used in this prospectus supplement, the accompanying base shelf prospectus and the documents incorporated by reference herein and therein.

FINANCIAL INFORMATION

        Unless otherwise indicated, all financial information included and incorporated by reference in this prospectus supplement is determined using IFRS, which differ from United States generally accepted accounting principles.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

        The Offering amount in this prospectus supplement is in United States dollars. The financial statements of the Company incorporated by reference in this prospectus supplement are reported in United States dollars. All dollar amounts referenced, unless otherwise indicated, are expressed in United States dollars and are referred to as "United States dollars" or "US$". Canadian dollars are referred to as "Canadian dollars" or "C$".

        The high, low and closing noon spot rates for Canadian dollars in terms of the United States dollar for each of the two years in the period ended December 31, 2015, as quoted by the Bank of Canada, were as follows:

	Year ended December 31,
	2015		2014
	(expressed in C$)
High	C$	1.3959	C$	1.1643
Low		1.1763		1.0614
Closing		1.3839		1.1601

        On March 29, 2016, the noon spot rate for Canadian dollars in terms of the United States dollar, as quoted by the Bank of Canada, was US$1.00 = C$1.3154.

DOCUMENTS INCORPORATED BY REFERENCE

        This prospectus supplement is deemed to be incorporated by reference in the accompanying base shelf prospectus solely for the purpose of the distribution of the Offered Shares. Information has been incorporated by reference in this prospectus supplement from documents filed with the securities commissions or similar authorities in each of the provinces of Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of the Company at 3500 – 1021 Hastings Street, Vancouver, British Columbia, V6E 0C3, telephone (604) 684-9648, and are also available electronically at www.sedar.com or in the United States through EDGAR at the website of the SEC at www.sec.gov. The filings of the Company through the System for Electronic Document Analysis and Retrieval ("SEDAR") and the Electronic Data Gathering and Retrieval System ("EDGAR") are not incorporated by reference in this prospectus supplement and the accompanying base shelf prospectus except as specifically set out herein.

        The following documents, filed by the Company with the securities commissions or similar authorities in each of the provinces of Canada, are specifically incorporated by reference into, and form an integral part of, this prospectus supplement:

  (a)
  the annual information form (the "Annual Information Form") of the Company dated March 30, 2016 for the year ended December 31, 2015;

  (b)
  the audited consolidated balance sheets of the Company as at December 31, 2015 and December 31, 2014, and the consolidated statements of (loss) earnings, consolidated statements of comprehensive (loss) income, consolidated statements of cash flows and consolidated statements of shareholders' equity for the years ended December 31, 2015 and December 31, 2014, together with the report of the independent registered public accounting firm thereon and the notes thereto;

  (c)
  the management's discussion and analysis of results of operations and financial condition of the Company for the year ended December 31, 2015;

  (d)
  the management information circular of the Company dated March 26, 2015 prepared in connection with the annual and special meeting of shareholders of the Company held on May 21, 2015; and

  (e)
  the Term Sheet dated March 30, 2016 related to the Offering.

        Any document of the type referred to in section 11.1 of Form 44- 101F1 Short Form Prospectus, if filed by the Company on SEDAR after the date of this prospectus supplement and prior to the termination of this distribution, shall be deemed to be incorporated by reference in this prospectus supplement. In addition, any document filed by the Company with, or furnished by the Company to, the SEC pursuant to the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), subsequent to the date of this prospectus supplement and prior to the termination of the distribution of the Offered Shares, shall be deemed to be incorporated by reference into the registration statement of which this prospectus supplement forms a part (in the case of any report on Form 6-K, if and to the extent expressly provided in such report).

        Any statement contained in this prospectus supplement, the accompanying base shelf prospectus or in a document incorporated or deemed to be incorporated by reference herein or therein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein or therein for the purposes of the Offering shall be deemed to be modified or superseded, for the purposes of this prospectus supplement, to the extent that a statement contained herein or in the accompanying base shelf prospectus or in any other subsequently filed document that also is, or is deemed to be, incorporated by reference herein or therein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

 MARKETING MATERIALS

        Any "template version" of any "marketing materials" (as such terms are defined under applicable Canadian securities laws) that is used by the Underwriters in connection with the Offering does not form a part of this prospectus supplement or the accompanying base shelf prospectus to the extent that the contents of the template version of the marketing materials have been modified or superseded by a statement contained in this prospectus supplement or any amendment thereto. Any template version of any marketing materials that has been, or will be, filed under the Company's profile on SEDAR at www.sedar.com before the termination of the distribution under the Offering (including any amendments to, or an amended version of, any template version of any marketing materials) is deemed to be incorporated by reference herein.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

        The following documents have been, or will be, filed with the SEC as part of the Registration Statement (as defined below) of which this prospectus supplement forms a part: (1) the Underwriting Agreement; (2) the documents listed under "Documents Incorporated by Reference"; (3) the consent of Deloitte LLP; (4) the consent of Cassels Brock & Blackwell LLP; (5) powers of attorney from certain of the Company's directors and officers (included in the Registration Statement); and (6) the consents of the "qualified persons" referred to in this prospectus supplement under "Interest of Experts".

AVAILABLE INFORMATION

        The Company is subject to the informational requirements of the Exchange Act and applicable Canadian requirements and, in accordance therewith, files reports and other information with the SEC and with securities regulatory authorities in Canada. Under the multijurisdictional disclosure system adopted by the United States and Canada, such reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and the Company's officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. Reports and other information filed by the Company with, or furnished to, the SEC may be inspected and copied at the public reference facilities maintained by the SEC in the SEC's public reference room at 100 F Street, N.E., Washington, D.C., 20549 by paying a fee. Prospective investors may call the SEC at 1-800-SEC-0330 or access its website at www.sec.gov for further information regarding the public reference facilities. The SEC also maintains a website that contains reports and other information regarding registrants that file electronically with the SEC. The address of the website is www.sec.gov.

        The Company has filed with the SEC a registration statement (the "Registration Statement") on Form F-10 under the U.S. Securities Act with respect to the Offering. This prospectus supplement, the accompanying base shelf prospectus and the documents incorporated by reference herein and therein, which forms a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain parts of which are contained in the exhibits to the Registration Statement as permitted by the rules and regulations of the SEC. For further information with respect to the Company, the Offering and the Offered Shares, reference is made to the Registration Statement and the exhibits thereto. Statements contained in this prospectus supplement and the accompanying base shelf prospectus, including the documents incorporated by reference herein and therein, as to the contents of certain documents are not necessarily complete and, in each instance, reference is made to the copy of the document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference. The Registration Statement can be found on EDGAR at the SEC's website: www.sec.gov.

 THE COMPANY

        Silver Wheaton is a mining company which generates its revenue primarily from the sale of silver and gold. The Company is listed on the NYSE (symbol: SLW) and the TSX (symbol: SLW).

        As of the date hereof, the Company has entered into 19 long-term purchase agreements and two early deposit long-term purchase agreements associated with silver and/or gold ("precious metal purchase agreements"), relating to 30 different mining assets, whereby Silver Wheaton acquires silver and gold production from the counterparties for a per ounce cash payment at or below the prevailing market price. The primary drivers of the Company's financial results are the volume of silver and gold production at the various mines to which the precious metal purchase agreements relate and the price of silver and gold realized by Silver Wheaton upon sale. Attributable silver and gold as referred to in this prospectus supplement is the silver and gold production to which Silver Wheaton is entitled pursuant to the various precious metal purchase agreements.

        The Company is actively pursuing future growth opportunities, primarily by way of entering into additional long-term precious metal purchase agreements. There is no assurance, however, that any potential transaction will be successfully completed. The following map illustrates the geographic location of the Company's diversified portfolio of interests in the 22 operating mines and eight development projects comprising its high-quality asset base.

Operating Mines (22) Development Projects (8)

        The documents incorporated by reference herein, including the Annual Information Form, contain further details regarding the business of the Company. See "Documents Incorporated by Reference".

 RISK FACTORS

        An investment in securities of the Company is highly speculative and involves significant risks due to the nature of its business, which is the purchase and subsequent sale of silver and/or gold production from producing mining companies. Any prospective investor should carefully consider the risk factors set forth below and all of the other information contained in this prospectus supplement and the accompanying base shelf prospectus (including, without limitation, the documents incorporated by reference herein, including the Annual Information Form, and therein) before purchasing any of the securities distributed under this prospectus supplement. These risk factors could materially affect the Company's future operating results and could cause actual events to differ materially from those described in the forward-looking statements relating to the Company. The risks described in this prospectus supplement, the accompanying base shelf prospectus and the documents incorporated by reference herein and therein are not the only risks facing the Company. Additional risks and uncertainties not currently known to the Company, or that the Company currently deems immaterial, may also materially and adversely affect its business.

Risks Relating to the Company

Commodity Prices

        The price of the Common Shares and the Company's financial results may be significantly and adversely affected by a decline in the price of silver or gold. The price of silver and gold fluctuates widely, especially in recent years, and is affected by numerous factors beyond the Company's control, including but not limited to, the sale or purchase of silver and gold by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major silver and gold producing countries throughout the world. The silver and gold markets tend to be cyclical, and a general downturn could result in a significant decrease in the Company's revenue. Any such price decline may have a material adverse effect on the Company.

        In the event that the prevailing market price of silver or gold is at or below the price at which the Company can purchase such commodities pursuant to the terms of the precious metal purchase agreements associated with its silver and gold interests, the Company will not generate positive cash flow or earnings.

        Silver and gold are by-product metals at all of the Mining Operations, other than at the Keno Hill district, including the Bellekeno mine in the Yukon Territory, Canada, the Loma de La Plata zone of the Navidad project in Argentina and the gold production associated with the Toroparu project located in Guyana, and therefore, the economic cut-off applied to the reporting of silver and gold reserves and resources will be influenced by changes in the commodity prices of other metals at the mines.

Risks Relating to the Mining Operations

        To the extent that they relate to the production of silver or gold from, or the continued operation of, the Mining Operations, the Company will be subject to the risk factors applicable to the operators of such mines or projects, some of which are set forth below under "Risks Relating to the Mining Operations".

No Control Over Mining Operations

        The Company has agreed to purchase a certain percentage of the silver and/or gold produced by the Mining Operations. The Company is not directly involved in the ownership or operation of mines and has no contractual rights relating to the operation of the Mining Operations. The owners and operators will generally have the power to determine the manner in which the relevant properties subject to the asset portfolio are exploited, including decisions to expand, advance, continue, reduce, suspend or discontinue production from a property and decisions about the marketing of products extracted from the property. The interests of the Company and the operators of the relevant properties may not always be aligned. As a result, the cash flows of the Company are dependent upon the activities of third parties which creates the risk that at any time those third parties may: (i) have business interests or targets that are inconsistent with those of the Company; (ii) take action contrary to the Company's policies or objectives; (iii) be unable or unwilling to fulfill their obligations under their agreements with the Company; or (iv) experience financial, operational or other difficulties, including insolvency, which could limit or suspend a third party's ability to perform its obligations under the precious metal purchase agreements. At any time, any of the operators of the Mining Operations may decide to suspend or discontinue operations, including if the costs to operate the mine exceed the revenues from operations. Except in limited circumstances, the Company will not be entitled to any material compensation if such operations do not meet their forecasted silver or gold production targets in any specified period or if the operations shut down, suspend or discontinue on a temporary or permanent basis. There can be no assurance that the silver or gold production from such properties will ultimately meet forecasts or targets. In addition, payments from production generally flow through the operator and there is a risk of delay and additional expense in receiving such revenues. The precious metal purchase agreement payments are calculated by the operators based on reported production and calculations of the Company's payments are subject to, and dependent upon, the adequacy and accuracy of the operators' production and accounting functions. Failure to receive payments under the precious metal purchase agreements to which the Company is entitled may have a material adverse effect on the Company. In addition, the Company must rely on the accuracy and timeliness of the public disclosure and other information it receives from the owners and operators of the Mining Operations, and uses such information, including production estimates, in its analyses, forecasts and assessments relating to its own business. If the information provided by such third parties to the Company contains material inaccuracies or omissions, the Company's ability to accurately forecast or achieve its stated objectives may be materially impaired.

Taxes

        A significant portion of the Company's operating profit is derived from its subsidiaries, including Silver Wheaton (Caymans) Ltd. which is incorporated and operated in the Cayman Islands and historically, Silverstone Resources (Barbados) Corp., which was incorporated and operated in Barbados, such that the Company's profits are subject to low income tax.

        The introduction of new tax laws, regulations or rules, or changes to, or differing interpretation of, or application of, existing tax laws, regulations or rules in Canada, the Cayman Islands, Barbados, Luxembourg, the Netherlands or any of the countries in which the Company's subsidiaries or the Mining Operations are located, or to which shipments of silver or gold are made, could result in an increase in the Company's taxes, or other governmental charges, duties or impositions. No assurance can be given that new tax laws, regulations or rules will not be enacted or that existing tax laws, regulations or rules will not be changed, interpreted or applied in a manner which could result in the Company's profits being subject to additional taxation or which could otherwise have a material adverse effect on the Company.

        Due to the size, complexity and nature of the Company's operations, various legal and tax matters are outstanding from time to time. If the Company is unable to resolve any of these matters favourably, there may be a material adverse effect on the Company.

Canada Revenue Agency Dispute and Audit of International Transactions

        The Company has been subject to an audit by the CRA of the Company's international transactions covering the 2005-2010 taxation years. On September 24, 2015, the Company announced that it had received Notices of Reassessment (the "Reassessments") from the CRA for the 2005-2010 taxation years which were consistent with the proposal letter (the "Proposal") from the CRA previously announced on July 6, 2015. The Reassessments seek to increase the Company's income subject to tax in Canada for the 2005-2010 taxation years by approximately C$715.3 million, which would result in Canadian federal and provincial tax of approximately C$201.3 million. In addition, the CRA is seeking to impose transfer pricing penalties of approximately C$71.5 million and interest and other penalties of C$80.6 million for the 2005-2010 taxation years. Total tax, interest and penalties sought by the CRA for the 2005-2010 taxation years is C$353.4 million.

        The CRA's position in the Reassessments is that the transfer pricing provisions of the Income Tax Act (Canada) (the "Tax Act") relating to income earned by the Company's foreign subsidiaries outside of Canada should apply such that the Company's income subject to tax in Canada should be increased by an amount equal to substantially all of the income earned outside of Canada by the Company's foreign subsidiaries for the 2005-2010 taxation years. The Company believes that it has filed its tax returns and paid applicable taxes in compliance with Canadian tax law, and as a result no amounts have been recorded for any potential liability arising from this matter. Silver Wheaton intends to vigorously defend its tax filing positions. In connection with the CRA dispute, the Company has filed notices of objection in respect of the 2005-2010 taxation years and a Notice of Appeal with the Tax Court of Canada. The Company has also been advised that the CRA would be commencing an audit of the Company's 2011-2013 taxation years. See "General Development of the Business — Three Year History — Canada Revenue Agency Dispute and Audit of International Transactions" in the Annual Information Form for further details.

        Any reassessment by the CRA of the Company's tax filings and the continuation or timing of any such process is outside of the Company's control. The Company's international transactions for taxation years subsequent to 2013 are not under audit, however they remain open to audit by the CRA. There is a risk that the CRA may take similar positions in those years as they have done previously and that such positions will result in the issuance of notices of reassessment for material amounts. The Company intends to vigorously defend its tax filing positions and remains confident in its structure and tax filing positions.

        In the event that the CRA issues one or more additional notices of reassessment for material amounts of tax, interest and penalties, the Company is prepared to vigorously defend its position. If the Company is unable to resolve any of these matters favourably, or if the CRA issues one or more additional notices of reassessment for material amounts of tax, interest and penalties, there may be a material adverse effect on the Company.

Credit and Liquidity Risk

        The Company is exposed to counterparty risks and liquidity risks including, but not limited to: (i) through the companies with which the Company has precious metal purchase agreements which may experience financial, operational or other difficulties, including insolvency, which could limit or suspend those companies' ability to perform their obligations under those precious metal purchase agreements; (ii) through financial institutions that hold the Company's cash and cash equivalents; (iii) through companies that have payables to the Company, including concentrate customers; (iv) through the Company's insurance providers; and (v) through the Company's lenders. The Company is also exposed to liquidity risks in meeting its operating expenditure requirements in instances where cash positions are unable to be maintained or appropriate financing is unavailable. These factors may impact the ability of the Company to obtain loans and other credit facilities in the future and, if obtained, on terms favourable to the Company. If these risks materialize, the Company's operations could be adversely impacted and the trading price of the Common Shares could be adversely affected.

Hedging Risk

        The Company has a policy that permits hedging its foreign exchange and interest rate exposures to reduce the risks associated with currency and interest rate fluctuations. The Company also has adopted a policy to allow the forward sale of forecast silver and gold deliveries provided that such sales shall not extend beyond the end of a financial quarter of the Company.

        Hedging involves certain inherent risks including: (a) credit risk — the risk that the creditworthiness of a counterparty may adversely affect its ability to perform its payment and other obligations under its agreement with the Company or adversely affect the financial and other terms the counterparty is able to offer the Company; (b) market liquidity risk — the risk that the Company has entered into a hedging position that cannot be closed out quickly, by either liquidating such hedging instrument or by establishing an offsetting position; and (c) unrealized fair value adjustment risk — the risk that, in respect of certain hedging products, an adverse change in market prices for commodities, currencies or interest rates will result in the Company incurring losses in respect of such hedging products as a result of the hedging products being out-of-the money on their settlement dates.

        There is no assurance that a hedging program designed to reduce the risks associated with foreign exchange/currency, interest rate or commodity fluctuations will be successful. Although hedging may protect the Company from adverse changes in foreign exchange/currency, interest rate or commodity fluctuations, it may also prevent the Company from fully benefitting from positive changes.

Competition

        The Company competes with other companies for precious metal purchase agreements and similar transactions. Some of these companies may possess greater financial and technical resources than the Company. Such competition may result in the Company being unable to enter into desirable precious metal purchase agreements or similar transactions, to recruit or retain qualified employees or to acquire the capital necessary to fund its precious metal purchase agreements. Existing or future competition in the mining industry could materially adversely affect the Company's prospects for entering into additional precious metal purchase agreements in the future.

Acquisition Strategy

        As part of the Company's business strategy, it has sought and will continue to seek new exploration, development and mining opportunities in the resource industry. In pursuit of such opportunities, the Company may fail to select appropriate acquisition candidates or negotiate acceptable arrangements, including arrangements to finance acquisitions or integrate the acquired businesses and their personnel into the Company. The Company cannot assure that it can complete any acquisition or business arrangement that it pursues or is pursuing, on favourable terms, or that any acquisitions or business arrangements completed will ultimately benefit the Company.

        In the event that the Company chooses to raise debt capital to finance any acquisition, the Company's leverage will be increased. In addition, if the Company chooses to complete an equity financing to finance any acquisition, shareholders may suffer dilution.

        In addition, the introduction of new tax laws or regulations, or accounting rules or policies, or rating agency policies, or changes to, or differing interpretations of, or application of, existing tax laws or regulations or accounting rules or policies, or rating agency policies, could make precious metal purchase agreements less attractive to counterparties. Such changes could adversely affect the Company's ability to enter into new precious metal purchase agreements.

Equity Price Risk

        The Company is exposed to equity price risk as a result of holding long- term investments in other exploration and mining companies. Just as investing in the Company is inherent with risks such as those set out in this prospectus supplement, by investing in these other companies, the Company is exposed to the risks associated with owning equity securities and those risks inherent in the investee companies. The Company does not actively trade these investments.

Dependence Upon Key Management Personnel

        The Company is dependent on the services of a small number of key executives who are highly skilled and experienced. The loss of these persons or the Company's inability to attract and retain additional highly skilled employees may adversely affect its business and future operations.

Litigation

        The Company is from time to time involved in various claims, legal proceedings and disputes arising in the ordinary course of business. If the Company is unable to resolve these disputes favourably, it may have a material adverse effect on the Company. The Company is currently the subject of litigation in connection with a securities class action complaint In re Silver Wheaton Securities Litigation. See "General Development of the Business — Three Year History — U.S. Shareholder Class Action" in the Annual Information Form.

        Securities litigation, including current proceedings against the Company as well as potential future proceedings, could result in substantial costs and damages and divert the Company's management's attention and resources. Any decision resulting from any such litigation that is adverse to the Company could have a negative impact on the Company's financial position.

Unknown Defects and Impairments

        A defect in a streaming transaction and/or a precious metal purchase agreement may arise to defeat or impair the claim of the Company to such streaming transaction, which may have a material adverse effect on the Company. It is possible that material changes could occur that may adversely affect management's estimate of the recoverable amount for any precious metal purchase agreement. Any impairment estimates, which are based on applicable key assumptions and sensitivity analysis, are based on management's best knowledge of the amounts, events or actions at such time, and the actual future outcomes may differ from any estimates that are provided by the Company. Any impairment charges on the Company's carrying values of the precious metal purchase agreements could have a material adverse effect on the Company.

Security Over Underlying Assets

        There is no guarantee that the Company will be able to effectively enforce any guarantees, indemnities or other security interests it may have. Should a bankruptcy or other similar event related to a mining operator occur that precludes a party from performing its obligations under the precious metal purchase agreement, the Company would have to enforce its security interest. In the event that a mining operator has insufficient assets to pay its liabilities, it is possible that other liabilities will be satisfied prior to the liabilities owed to the Company. In addition, bankruptcy or other similar proceedings are often a complex and lengthy process, the outcome of which may be uncertain and could result in a material adverse effect on the Company.

        In addition, because many of the Mining Operations are owned and operated by foreign affiliates, the Company's security interests may be subject to enforcement and insolvency laws of foreign jurisdictions that differ significantly from those in North America, and the Company's security interests may not be enforceable as anticipated. Further, there can be no assurance that any judgments obtained in Canadian courts will be enforceable in any of those jurisdictions. If the Company is unable to enforce its security interests, there may be a material adverse effect on the Company.

Information Systems and Cyber Security

        Silver Wheaton's information systems, and those of its counterparties under the precious metal purchase agreements, third-party service providers and vendors, are vulnerable to an increasing threat of continually evolving cyber security risks. Unauthorized parties may attempt to gain access to these systems or the Company's information through fraud or other means of deceiving the Company's counterparties under its precious metal purchase agreements, third-party service providers or vendors.

        Silver Wheaton's operations depend, in part, on how well Silver Wheaton and its suppliers, as well as counterparties under the precious metal purchase agreements, protect networks, equipment, information technology ("IT") systems and software against damage from a number of threats. Silver Wheaton has entered into agreements with third parties for hardware, software, telecommunications and other services in connection with its operations. The Company's operations and Mining Operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures. Any of these and other events could result in information system failures, delays and/or increases in capital expenses. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact the Company's reputation and results of operations.

        Although to date the Company has not experienced any material losses relating to cyber attacks or other information security breaches, there can be no assurance that Silver Wheaton will not incur such losses in the future. The Company's risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access remain a priority.

        Any future significant compromise or breach of the Company's data security, whether external or internal, or misuse of data, could result in additional significant costs, lost sales, fines and lawsuits, and damage to the Company's reputation. In addition, as the regulatory environment related to information security, data collection and use, and privacy becomes increasingly rigorous, with new and constantly changing requirements applicable to Silver Wheaton's business and counterparties to the precious metal purchase agreements, compliance with those requirements could also result in additional costs. As cyber threats continue to evolve, the Company or its counterparties may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

Adequacy of Internal Control over Financial Reporting

        The Company documented and tested its internal control procedures during its most recent fiscal year in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act ("SOX"). SOX requires an annual assessment by management of the effectiveness of the Company's internal control over financial reporting and an attestation report by the Company's independent auditors addressing this assessment. The Company may fail to achieve and maintain the adequacy of its internal control over financial reporting as such standards are modified, supplemented, or amended from time to time, and the Company may not be able to ensure that it can conclude on an ongoing basis that it has effective internal controls over financial reporting in accordance with Section 404 of SOX. The Company's failure to satisfy the requirements of Section 404 of SOX on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm the Company's business and negatively impact the trading price of the Common Shares or market value of its other securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company's operating results or cause it to fail to meet its reporting obligations. There can be no assurance that the Company will be able to remediate material weaknesses, if any, identified in future periods, or maintain all of the controls necessary for continued compliance, and there can be no assurance that the Company will be able to retain sufficient skilled finance and accounting personnel. Future acquisitions of companies, if any, may provide the Company with challenges in implementing the required processes, procedures and controls in its acquired operations. Future acquired companies, if any, may not have disclosure controls and procedures or internal control over financing reporting that are as thorough or effective as those required by securities laws currently applicable to the Company.

        No evaluation can provide complete assurance that the Company's internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be reported. The effectiveness of the Company's internal controls and procedures could also be limited by simple errors or faulty judgments. In addition, as the Company continues to expand, the challenges involved in implementing appropriate internal controls over financial reporting will increase and will require that the Company continue to improve its internal controls over financial reporting. The Company cannot be certain that it will be successful in complying with Section 404 of SOX.

Risks Relating to the Mining Operations

Governmental Regulations

        The Mining Operations are subject to extensive laws and regulations governing exploration, development, production, exports, taxes, labour standards, waste disposal, protection and remediation of the environment, reclamation, historic and cultural resources preservation, mine safety and occupational health, handling, storage and transportation of hazardous substances and other matters. The costs of discovering, evaluating, planning, designing, developing, constructing, operating and closing the Mining Operations in compliance with such laws and regulations are significant. It is possible that the costs and delays associated with compliance with such laws and regulations could become such that the owners or operators of the Mining Operations would not proceed with the development of or continue to operate a mine. Moreover, it is possible that future regulatory developments, such as increasingly strict environmental protection laws, regulations and enforcement policies thereunder, and claims for damages to property and persons resulting from the Mining Operations could result in substantial costs and liabilities for the owners or operators of the Mining Operations in the future such that they would not proceed with the development of, or continue to operate, a mine.

        With respect to the Argentinean federal glacier protection law and other environmental matters relating to the Pascua-Lama project, see "Description of the Business — Principal Product — Pascua-Lama Project (Chile/

Argentina)" in the Annual Information Form. See also "Description of the Business — Principal Product — Peñasquito Mine (Mexico)" in the Annual Information Form.

International Operations

        The operations at the San Dimas mines, the Los Filos mine, the Peñasquito mine and the Cozamin mine are conducted in Mexico, the operations at the Salobo mine are conducted in Brazil, the operations at the Zinkgruvan mine are conducted in Sweden, the operations at the Yauliyacu mine, the Lagunas Norte mine, the Pierina mine, the Constancia mine, the Antamina mine and the Cotabambas project are conducted in Peru, the operations of the Stratoni mine are conducted in Greece, the operations at the Mineral Park mine and the Rosemont project are conducted in the United States, the operations of the Keno Hill mines, the Minto mine, the 777 mine and the Sudbury mines are conducted in Canada, the operations of the Pascua-Lama project are conducted in Chile and Argentina, the operations of the Veladero mine and the Loma de La Plata project are conducted in Argentina, the operations at the Toroparu project are located in the Republic of Guyana, and the operations of the Neves-Corvo mine and the Aljustrel mine are conducted in Portugal, and as such the operations are all exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties include, but are not limited to, terrorism, hostage taking, military repression, crime, political instability, currency controls, extreme fluctuations in currency exchange rates, high rates of inflation, labour unrest, the risks of war or civil unrest, expropriation and nationalization, renegotiation or nullification of existing concessions, licenses, permits, approvals and contracts, illegal mining, changes in taxation and mining laws, regulations and policies, restrictions on foreign exchange and repatriation, and changing political conditions and governmental regulations relating to foreign investment and the mining business. Argentina, Peru and Greece are countries that have experienced political, social and economic unrest in the past and protestors have from time to time targeted foreign mining firms.

        Changes, if any, in mining or investment policies or shifts in political attitude may adversely affect the operations or profitability of the Mining Operations in these countries. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use, mine safety and the rewarding of contracts to local contractors or requiring foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, could result in additional taxes, costs, fines, penalties or other expenses being levied on the Mining Operations, as well as other potential adverse consequences such as economic impacts on the Mining Operations, loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests. For example, on February 3, 2016, Primero announced that its Mexican subsidiary Primero Empresa Minera SA de CV ("PEM") had received a legal claim from SAT seeking to nullify the Advance Pricing Agreement ("APA") issued by SAT in 2012. The APA confirmed Primero's basis for paying taxes on realized silver prices for the years 2010 to 2014 and represented SAT's agreement to accept that basis for those years. In its management's discussion and analysis ("MD&A") for the year ended December 31, 2015, Primero has indicated that while PEM would have rights of appeal in connection with any reassessments, if the legal proceeding is finally concluded in favour of the SAT, the amount of additional taxes that the SAT could charge PEM for the tax years 2010 through 2014 on the silver sold in connection with the Primero silver purchase agreement would likely have a material adverse effect on Primero's results of operations, financial condition and cash flows. Given the legal challenge by the SAT against the APA for the 2010-2014 tax years, Primero has also indicated that it currently believes it is unlikely the SAT will agree to an APA for the 2015-2019 tax years on terms similar to the challenged APA. Primero stated that to the extent the SAT determines that the appropriate price of silver sales under the Primero silver purchase agreement is significantly different from the price paid under the Primero silver purchase agreement and while PEM would have rights of appeal in connection with any reassessments, it is likely to have a material adverse effect on Primero's business, financial condition and results of operations. See "Description of the Business — Principal Product — San Dimas Transaction (Mexico)" in the Annual Information Form.

        The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the Mining Operations or on the ability of the companies with which the Company has precious metal purchase agreements to perform their obligations under those precious metal purchase agreements.

Exploration, Development and Operating Risks

        Mining operations generally involve a high degree of risk. The Mining Operations are subject to all the hazards and risks normally encountered in the exploration, development and production of metals, including unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding, environmental hazards and the discharge of toxic chemicals, explosions and other conditions involved in the drilling, blasting and removal of material, any of which could result in damage to, or destruction of mines and other producing facilities, damage to property, injury or loss of life, environmental damage, work stoppages, delays in production, increased production costs and possible legal liability. Milling operations are subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas which may result in environmental pollution and consequent liability for the owners or operators of the Mining Operations. Should any of these risks or hazards affect a Mining Operation, it may (i) cause the cost of development or production to increase to a point where it would no longer be economic to produce, (ii) result in a write down or write-off of the carrying value of one or more projects, (iii) cause delays or stoppage of mining or processing, (iv) result in the destruction of properties, processing facilities or third party facilities necessary to the Mining Operations, (v) cause personal injury or death and related legal liability, or (vi) result in the loss of insurance coverage. The occurrence of any of above mentioned risks or hazards could result in an interruption or suspension of operation of the Mining Operations and have a material adverse effect on the Company and the trading price of the Company's securities.

        The exploration for and development of mineral deposits involves significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate. Few properties which are explored are ultimately developed into producing mines. Major expenditures may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration or development programs planned by the owners or operators of the Mining Operations will result in a profitable commercial mining operation. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices which are highly cyclical; government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection; and political stability. The exact effect of these factors cannot be accurately predicted. There can be no assurances that Mining Operations will be established or that the Mining Operations, which are not currently in production, will be brought into a state of commercial production.

Environmental Regulation and Climate Change

        All phases of mining and exploration operations are subject to governmental regulation including environmental regulation. Environmental legislation is becoming stricter, with increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and heightened responsibility for companies and their officers, directors and employees. There can be no assurance that possible future changes in environmental regulation will not adversely affect the Mining Operations. As well, environmental hazards may exist on a property in which the owners or operators of the Mining Operations hold an interest which were caused by previous or existing owners or operators of the properties and of which such owners or operators are not aware at present and which could impair the commercial success, levels of production and continued feasibility and project development and mining operations on these properties.

        Silver Wheaton acknowledges international and community concerns around climate change. Silver Wheaton supports initiatives consistent with international initiatives on climate change. Silver Wheaton also acknowledges the increase in the introduction of climate change legislation and treaties at the international, national, state/provincial and local levels. Government regulation relating to emission levels (such as carbon taxes) and energy efficiency is becoming more prevalent and stringent. While some of the costs associated with reducing emissions may be offset by increased energy efficiency and technological innovation, Silver Wheaton expects that increased government regulation will result in increased costs at some Mining Operations if the current regulatory trend continues.

Licenses, Permits, Approvals and Rulings

        The Mining Operations are subject to receiving and maintaining licenses, permits, approvals and rulings from appropriate governmental authorities. Changes in laws and regulations or in the granting or renewal of licenses, permits, approvals and rulings could have a material adverse impact on the revenue the Company derives from the Mining Operations. There can be no assurance that such licenses, permits, approvals or rulings will continue to be obtained, that delays will not occur in connection with obtaining all necessary renewals of such licenses, permits, approvals or rulings for the existing operations, or that additional licenses, permits, approvals or rulings for any possible future changes to operations or additional permits associated with new legislation will be obtained. Prior to any development on any of these properties, licenses and permits from appropriate governmental authorities may be required. Such licenses and permits are subject to change in various circumstances and are required to be kept in good standing through a variety of means, including cash payments and satisfaction of conditions of issue. Such licenses and permits are subject to expiration, relinquishment and/or termination without notice to, control of or recourse by the Company. There can be no assurance that the owners or operators of the Mining Operations will continue to hold all licenses and permits necessary to develop or continue operating at any particular property. Any failure to comply with applicable laws and regulations, permits and licenses, or to maintain permits and licenses in good standing, even if inadvertent, could result in interruption or closure of exploration, development or mining operations or fines, penalties or other liabilities accruing to the owner or operator of the Mining Operations. Any such occurrence could substantially decrease production or cause the termination of operations on the property and have a material adverse effect on the Company and the trading price of the Company's securities.

        See "Permitting, Construction, Development and Expansion Risk" for additional permitting risks associated with development projects.

Compliance with Laws

        Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may be liable for civil or criminal fines or penalties imposed for violations of applicable laws or regulations. Amendments to current laws, regulations and permitting requirements, or more stringent application of existing laws, may have a material adverse impact on the owners or operators of the Mining Operations, resulting in increased capital expenditures or production costs, reduced levels of production at producing properties or abandonment or delays in development of properties.

Infrastructure and Employees

        Natural resource exploration, development and mining activities are dependent on the availability of mining, drilling and related equipment in the particular areas where such activities are conducted. A limited supply of such equipment or access restrictions may affect the availability of such equipment to the owners and operators of the Mining Operations and may delay exploration, development or extraction activities. Certain equipment may not be immediately available, or may require long lead time orders. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay exploration, development or production at the Mining Operations.

        Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Mining Operations.

        The ability of the owners and operators of properties to hire and retain geologists and persons with mining expertise is key to those operations. Changes in legislation or otherwise in the relationships of the owners and operators of such properties with their employees may result in strikes, lockouts or other work stoppages. If these factors cause the owners and operators of such properties to decide to cease production at one or more of the properties, such decision could have a material adverse effect on the Company.

Mineral Reserve and Mineral Resource Estimates

        The reported mineral reserves and mineral resources for the Mining Operations are only estimates. No assurance can be given that the estimated mineral reserves and mineral resources will be recovered or that they will be recovered at the rates estimated. Mineral reserve and mineral resource estimates are based on limited sampling and geological interpretation, and, consequently, are uncertain because the samples may not be representative. Mineral reserve and mineral resource estimates may require revision (either up or down) based on actual production experience. Market fluctuations in the price of metals, as well as increased production costs, short-term operating factors or reduced recovery rates, may render certain mineral reserves and mineral resources uneconomic and may ultimately result in a restatement of estimated mineral reserves and/or mineral resources. For example, the Mining Operations may base their estimates of mineral reserves and/or mineral resources on commodity prices that may be higher than spot commodity prices. The economic viability of a mineral deposit may also be impacted by other attributes of a particular deposit, including, but not limited to, size, grade and proximity to infrastructure, governmental regulations and policy relating to price, taxes, duties, land tenure, land use permitting, the import and export of minerals and environmental protection and by political and economic stability. Any of these factors may require operators of Mining Operations to reduce their mineral reserves and mineral resources, which may result in a material and adverse effect on the Company's profitability, results of operations, financial condition and the trading price of the Company's securities.

        Mineral resources that are not mineral reserves do not have demonstrated economic viability. Due to the uncertainty of inferred mineral resources, there is no assurance that inferred mineral resources will be upgraded to proven and probable mineral reserves as a result of continued exploration. It should not be assumed that any part or all of the mineral resources on properties underlying the Company's streaming transactions constitute or will be converted into mineral reserves. See "Cautionary Note to United States Investors Regarding Presentation of Mineral Reserve and Mineral Resource Estimates" for further information.

Need for Additional Mineral Reserves

        Because mines have limited lives based primarily on proven and probable mineral reserves, the Mining Operations must continually replace and expand their mineral reserves as their mines produce metals. The life-of-mine estimates for the Mining Operations may not be correct. The ability of the owners or operators of the Mining Operations to maintain or increase their annual production of silver or gold will be dependent in significant part on their ability to bring new mines into production and to expand mineral reserves at existing mines.

Production Forecasts

        The Company prepares estimates and forecasts of future attributable production from the Mining Operations and relies on public disclosure and other information it receives from the owners, operators and independent experts of the Mining Operations to prepare such estimates. Such information is necessarily imprecise because it depends upon the judgment of the individuals who operate the Mining Operations as well as those who review and assess the geological and engineering information. These production estimates and projections are based on existing mine plans and other assumptions with respect to the Mining Operations which change from time to time, and over which the Company has no control, including the availability, accessibility, sufficiency and quality of ore, the costs of production, the operators' ability to sustain and increase production levels, the sufficiency of infrastructure, the performance of personnel and equipment, the ability to maintain and obtain mining interests and permits and compliance with existing and future laws and regulations. Any such information is forward-looking and no assurance can be given that such production estimates and projections will be achieved. Actual attributable production may vary from the Company's estimates for a variety of reasons, including: actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; actual ore mined being less amenable than expected to mining or treatment; short-term operating factors relating to the ore reserves, such as the need for sequential development of orebodies and the processing of new or different ore grades; delays in the commencement of production and ramp up at new mines; revisions to mine plans; unusual or unexpected orebody formations; risks and hazards associated with the Mining Operations, including but not limited to cave-ins, rock falls, rock bursts, pit wall failures, seismic activity, weather related complications, fires or flooding or as a result of other operational problems such as production drilling challenges, power failures or a failure of a production hoist, an autoclave, a filter press or a grinding mill; and unexpected labour shortages, strikes, local community opposition or blockades. Occurrences of this nature and other accidents, adverse conditions or operational problems in future years may result in the Company's failure to achieve the production forecasts currently anticipated. If the Company's production forecasts prove to be incorrect, it may have a material adverse effect on the Company.

Land Title and Indigenous Peoples

        A defect in the chain of title to any of the properties underlying the Mining Operations or necessary for the anticipated development or operation of a particular project to which an interest relates may arise to defeat or impair the claim of the operator to a property. In addition, claims by third parties or aboriginal groups in Canada and elsewhere may impact on the operator's ability to conduct activities on a Mining Operation to the detriment of the Company's interests. No assurances can be given that there are no title defects affecting the properties and mineral claims owned or used by the Mining Operations. Such properties and claims may be subject to prior unregistered liens, agreements, transfers or claims, including native land claims, and title may be affected by, among other things, undetected defects. To the extent an owner or operator does not have title to the property, it may be required to cease operations or transfer operational control to another party. In addition, the operators of such operations may be unable to operate them as permitted or to enforce their rights with respect to their properties and claims which may ultimately impair the ability of these operators to fulfill their obligations under the precious metal purchase agreements.

        Various international and national, state and provincial laws, codes, regulations, resolutions, conventions, guidelines, treaties, and other materials relate to the rights of indigenous peoples. Some of the Mining Operations are located in areas presently or previously inhabited or used by indigenous peoples. Many of these laws impose obligations on government to respect the rights of indigenous people. Some mandate that government consult with indigenous people regarding government actions which may affect indigenous people, including actions to approve or grant mining rights or permits. The obligations of government and private parties under the various international and national laws pertaining to indigenous people continue to evolve and be defined. One or more groups of indigenous people may oppose continued operation, further development, or new development of the Mining Operations. Such opposition may be directed through legal or administrative proceedings or protests, roadblocks or other forms of public expression against the activities at the Mining Operations. Opposition by indigenous people to such activities may require modification of or preclude operation or development of projects or may require the entering into of agreements with indigenous people. Claims and protests of indigenous peoples may disrupt or delay activities of the operators of the Mining Operations.

        For additional information regarding these matters, see "Description of the Business — Principal Product — Peñasquito Mine (Mexico)" and "Description of the Business — Principal Product — San Dimas Mine (Mexico)" in the Annual Information Form.

Commodity Price Fluctuations

        The price of metals has fluctuated widely in recent years, and future serious price declines could cause continued development of and commercial production from the Mining Operations to be impracticable. Depending on the price of other metals produced from the mines which generate cash flow to the owners, cash flow from the Mining Operations may not be sufficient and such owners could be forced to discontinue production and may lose their interest in, or may be forced to sell, some of their properties. Future production from the Mining Operations is dependent on metal prices that are adequate to make these properties economic.

        In addition to adversely affecting the reserve estimates and financial conditions, declining commodity prices can impact operations by requiring a reassessment of the feasibility of a particular project. Such a reassessment may be the result of a management decision or may be required under financing arrangements related to a particular project. Even if the project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.

Additional Capital

        The mining, processing, development and exploration of the Mining Operations may require substantial additional financing. Failure to obtain sufficient financing may result in delaying or indefinite postponement of exploration, development or production on any or all of the Mining Operations and related properties or even a loss of property interest. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, will be on satisfactory terms.

Permitting, Construction, Development and Expansion Risk

        The Salobo mine, the Peñasquito mine, the Keno Hill mines, the Pascua-Lama project, the Loma de La Plata project, the Rosemont project, the Constancia mine, the Victor mine, the Aljustrel mine, the Toroparu project and the Cotabambas project are currently in various stages of permitting, construction, development and expansion. Construction, development and expansion of such projects is subject to numerous risks, including, but not limited to, delays in obtaining equipment, material and services essential to completing construction of such projects in a timely manner; delays or inability to obtain all required permits; changes in environmental or other government regulations; currency exchange rates; labour shortages; and fluctuation in metal prices. There can be no assurance that the operators of such projects will have the financial, technical and operational resources to complete the permitting, construction, development and expansion of such projects in accordance with current expectations or at all. See "Description of the Business — Principal Product — Pascua Lama Project (Chile/Argentina)" and "Description of the Business — Principal Product — Peñasquito Mine (Mexico)" in the Annual Information Form.

Challenging Global Financial Conditions

        Global financial conditions have been characterized by increased volatility, with numerous financial institutions having either gone into bankruptcy or having to be rescued by government authorities. Global financial conditions could suddenly and rapidly destabilize in response to future events, as government authorities may have limited resources to respond to future crises. Global capital markets have continued to display increased volatility in response to global events. Future crises may be precipitated by any number of causes, including natural disasters, geopolitical instability, changes to energy prices or sovereign defaults. Any sudden or rapid destabilization of global economic conditions could negatively impact the Company's ability, or the ability of the operators of the properties in which the Company holds streams or other interests, to obtain equity or debt financing or make other suitable arrangements to finance their projects. If increased levels of volatility continue or in the event of a rapid destabilization of global economic conditions, it may result in a material adverse effect on the Company and the trading price of the Company's securities could be adversely affected.

Risks Relating to the Offering

Future Sales or Issuances of Equity Securities

        The Company may sell additional equity securities in subsequent offerings (including through the sale of securities convertible into equity securities). The Company cannot predict the size of future issuances of equity securities or the size and terms of future issuances of debt instruments or other securities convertible into equity securities or the effect, if any, that future issuances and sales of the Company's securities will have on the market price of the Common Shares.

        The Company is required to make payments under certain of its precious metal purchase agreements in the future. The Company may issue additional securities to provide the necessary funds to make such payments. Such additional issuances may involve the issuance of a significant number of Common Shares at prices less than the current market price for the Common Shares. Issuances of substantial numbers of Common Shares, or the perception that such issuances could occur, may adversely affect prevailing market prices of the Common Shares. Any transaction involving the issuance of previously authorized but unissued Common Shares, or securities convertible into Common Shares, would result in dilution, possibly substantial, to security holders. Sales of substantial amounts of the Company's securities, or the availability of such securities for sale, could adversely affect the prevailing market prices for the Company's securities and dilute investors' earnings per share. Exercises of presently outstanding share options or warrants may also result in dilution to security holders. A decline in the market prices of Company's securities could impair the Company's ability to raise additional capital through the sale of securities should the Company desire to do so.

Treatment of the Company as a "passive foreign investment company" ("PFIC") under the U.S. Internal Revenue Code

        Generally, unfavourable U.S. federal income tax rules apply to U.S. Persons owning stock of a PFIC. A foreign corporation will be considered a PFIC for any taxable year in which (i) 75% or more of its gross income is passive income, or (ii) 50% or more of the average value of its assets is attributable to "passive assets" (generally, assets that generate passive income). Although not free from doubt, the Company believes that it currently is not a PFIC for U.S. federal income tax purposes. However, the determination of PFIC status for any year is very fact specific, being based on the types of income the Company earns and the types and value of the Company's assets from time to time, all of which are subject to change, as well as, in part, the application of complex U.S. federal income tax rules, which are subject to differing interpretations. Accordingly, the U.S. Internal Revenue Service (the "IRS") may challenge the Company's determination, and therefore the Company may be classified as a PFIC in the current taxable year or in future years. If the Company were classified as a PFIC for any taxable year during which a U.S. Holder holds Offered Shares, such U.S. Holder would be subject to increased tax liability (generally including an interest charge) upon the sale or other disposition of the Offered Shares or upon the receipt of certain distributions treated as "excess distributions," regardless of whether such income was actually distributed. See "Certain United States Federal Income Tax Considerations."

Use of Proceeds

        The Company currently intends to allocate the net proceeds received from the Offering as described under "Use of Proceeds". However, management will have discretion in the actual application of the net proceeds, and may elect to allocate net proceeds differently from that described under "Use of Proceeds" if the Company believes it would be in the Company's best interests to do so. Accordingly, although such allocations are based on the current expectation of management of the Company, there may be circumstances where for sound business reasons, a reallocation of funds may be necessary. Shareholders may not agree with the manner in which management chooses to allocate and spend the net proceeds. The failure by management to apply these funds effectively could have a material adverse effect on the Company.

Market Price of the Common Shares

        The Common Shares are listed and posted for trading on the TSX and on the NYSE. An investment in the Company's securities is highly speculative and the price of the Common Shares has fluctuated significantly in the past. During the year ended December 31, 2015, the trading price of the Common Shares on the NYSE has ranged from a low of US$11.03 per share to a high of US$24.22 per share and on the TSX has ranged from a low of C$14.62 per share to a high of C$29.86 per share. The market price of the Common Shares may increase or decrease in response to a number of events and factors, including the risk factors identified in this prospectus supplement.

        In addition, the global stock markets and prices for mining company shares have experienced volatility that often has been unrelated to the operating performance or prospects of such companies. These market and industry fluctuations may adversely affect the market price of the Common Shares, regardless of the Company's operating performance. The variables which are not directly related the Company's success and are, therefore, not within the Company's control, include other developments that affect the market for mining company shares, macroeconomic developments globally, the breadth of the public market for the Common Shares and the attractiveness of alternative investments and particular industries. The effect of these and other factors on the market price of the Common Shares on the exchanges on which they trade has historically made the Common Share price volatile and suggests that the Common Share price will continue to be volatile in the future.

        It is not uncommon for securities class actions to be brought against publicly listed companies following periods of volatility or significant decline in the market price of their securities. The Company is currently the subject of litigation in a securities class action complaint In re Silver Wheaton Securities Litigation. See "General Development of the Business — Three Year History — U.S. Shareholder Class Action" in the Annual Information Form.

Dividend Policy

        The declaration, timing, amount and payment of dividends are at the discretion of the Board of Directors of the Company and will depend upon the Company's future earnings, cash flows, acquisition capital requirements and financial condition, and other relevant factors. There can be no assurance that the Company will continue to declare a dividend on a quarterly, annual or other basis.

USE OF PROCEEDS

        The net proceeds to the Company from the Offering will be approximately US$                , or approximately US$                if the Over-Allotment Option is exercised in full, after deducting the Underwriters' Fee and the estimated expenses of the Offering.

        All of the net proceeds of the Offering are expected to be used by the Company to repay debt drawn from the US$2 billion revolving credit facility maturing February 27, 2021 (the "Amended Revolving Facility"). At the date hereof, US$1.371 million was outstanding under the Amended Revolving Facility. In November 2015, Silver Wheaton announced the entering into of a precious metal purchase agreement by Silver Wheaton Caymans with a subsidiary of Glencore plc in respect of the Antamina mine located in Peru for US$900 million, which transaction was funded primarily with funds drawn on the Amended Revolving Facility. See "General Development of the Business — Three Year History — Streaming Transactions — Antamina Transaction (Peru)" in the Annual Information Form. Any additional proceeds from the exercise of the Over-Allotment Option are expected to be used for the same purpose.

        There may be circumstances where, for sound business reasons, the Company reallocates the use of proceeds. Any unallocated funds from the net proceeds of the Offering, if any, may be added to the general working capital of the Company and be expended at the discretion of management. See "Risk Factors".

CONSOLIDATED CAPITALIZATION

        The following table sets forth the cash and cash equivalents and the consolidated capitalization of the Company as at December 31, 2015, the date of the Company's most recently filed financial statements, and as at such date on an as adjusted basis after giving effect to the Offering (assuming no exercise of the Over-Allotment Option) and the application of the net proceeds to repay debt drawn under the Amended Revolving Facility, as though such transactions had been completed on that date.

        The table should be read in conjunction with the audited financial statements for the Company as at and for the years ended December 31, 2015 and December 31, 2014, including the notes thereto, and related management's discussion and analysis of results of operations and financial condition, each of which is incorporated by reference herein. See "Documents Incorporated by Reference".

(US$ in thousands)	As at December 31, 2015		As at December 31, 2015 After Giving Effect to the Offering and the Use of Proceeds(1)(2)(3)
Cash and cash equivalents	US$	103,297	US$

Bank debt
Long-term portion of bank debt		1,466,000

Total bank debt		1,466,000
Shareholders' equity
Issued capital
(unlimited Common Shares authorized; 404,039,065 Common Shares issued and outstanding; Common Shares issued and outstanding after giving effect to the Offering)		2,815,569
Reserves		(23,197)		(23,197)
Retained earnings		1,358,363		1,358,363

Total shareholders' equity		4,150,735

Total capitalization	US$	5,616,735	US$

(1)
After deducting expenses of the Offering, estimated to be US$                .

(2)
Assuming no exercise of the Over-Allotment Option. If the Over-Allotment Option is exercised in full, pro forma as adjusted cash and cash equivalents will be US$                , pro forma total bank debt will be US$                , pro forma as adjusted issued capital will be US$                , pro forma as adjusted total shareholders' equity will be US$                and pro forma as adjusted total capitalization will be US$                .

(3)
The Company also had an aggregate of 4,285,300 share purchase options and 10 million warrants issued and outstanding as at December 31, 2015. On exercise, each share purchase option and warrant provides its holder with the right to purchase one Common Share of the Company.

PLAN OF DISTRIBUTION

        Pursuant to the Underwriting Agreement, the Company has agreed to sell and the Underwriters have severally, and not jointly nor jointly and severally, agreed to purchase, as principals, on the Closing Date, all but not less than all of the Offered Shares at the Offering Price, payable in cash to the Company against delivery of the Offered Shares, subject to the conditions contained in the Underwriting Agreement. The obligations of the Underwriters under the Underwriting Agreement are several and not joint, nor joint and several, and may be terminated at their discretion upon the occurrence of certain stated events. The Underwriters are, however, obligated to take up and pay for all of the Offered Shares if any of the Offered Shares are purchased under the Underwriting Agreement. Pursuant to the Underwriting Agreement, the Underwriters have reserved the right to form a selling group of appropriately registered dealers and brokers, with compensation to be negotiated between the Underwriters and such selling group participants, but at no additional cost to the Company.

        The Underwriting Agreement provides that the Company will pay to the Lead Underwriters, on behalf of the Underwriters, the Underwriters' Fee of US$                per Offered Share or Additional Share, if any, sold pursuant to the exercise of the Over-Allotment Option, representing                % of the gross proceeds per Offered Share or any Additional Share, as the case may be, for their services in connection with the distribution of the Offered Shares and Additional Shares. The Offering Price was determined by arm's length negotiations between the Company and the Underwriters, with reference to the prevailing market price of the Common Shares. The Company has agreed to indemnify the Underwriters, and certain related parties, against certain liabilities, including liabilities under Canadian Securities Laws and the U.S. Securities Act. If such indemnity is not available, the Company has agreed to contribute to the payment of such liabilities on terms set forth in the Underwriting Agreement.

        The Company has granted the Underwriters the Over-Allotment Option, exercisable at any time and from time to time in whole or in part, in the sole discretion of the Underwriters, for a period of 30 days from the Closing Date, to purchase up to an additional 15% of the Offered Shares sold pursuant to the Offering, being                Additional Shares, at the Offering Price, to cover over-allotments, if any, and for market stabilization purposes. The grant of the Over-Allotment Option is qualified for distribution under this prospectus supplement. A person who acquires Additional Shares issuable on the exercise of the Over-Allotment Option acquires such Additional Shares under this prospectus supplement regardless of whether the over-allotment position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases. If the Over-Allotment Option is exercised in full, the total price to the public, the Underwriters' Fee and the net proceeds to the Company (before payment of the expenses of the Offering) will be US$                , US$                and US$                , respectively.

        The Company has agreed that it will not, for a period of 90 days following the Closing Date, without the prior consent of RBC Dominion Securities Inc., such consent not to be unreasonably withheld or delayed, directly or indirectly, issue, offer, pledge, sell, contract to sell, contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer lend or dispose of, directly or indirectly, any Common Shares or other securities convertible into or having the right to acquire Common Shares, or enter into any agreement or arrangement under which the Company would acquire or transfer to another, in whole or in part, any of the economic consequences of ownership of Common Shares, whether such agreement or arrangement may be settled by the delivery of Common Shares or other securities or cash, or agree to become bound to do so, or disclose to the public any intention to do so, subject to certain limited exceptions.

        Furthermore, the Company's directors and officers shall execute lock up agreements, in favour of the Underwriters, pursuant to which they will agree that, for a period of 90 days following the Closing Date, each such director or officer will not, directly or indirectly, offer, sell, contract to sell, transfer, assign, pledge, grant any option to purchase, make any short sale or otherwise dispose of or monetize any Common Shares or any options or warrants to purchase any Common Shares, or any securities convertible into, exchangeable for, or that represent the right to receive, Common Shares, now owned directly or indirectly by them, or under their control or direction or with respect to which they have beneficial ownership, or subsequently acquired, directly or indirectly, by them, or subsequently under their control or direction or with respect to which they acquire beneficial ownership or enter into any swap, forward or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of the Common Shares (regardless of whether any such arrangement is to be settled by the delivery of securities of the Company, securities of another person, cash or otherwise) or agree to do any of the foregoing or publicly announce any intention to do any of the foregoing, subject to certain limited exceptions, which require the prior written consent of the Lead Underwriters, such consent not to be unreasonably withheld.

        Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. Offered Shares will be issued in registered or electronic form to CDS or its nominee and will be deposited with CDS against payment of the aggregate purchase price for the Offered Shares less the Underwriters' Fee. No certificates evidencing the Offered Shares will be issued to purchasers of the Offered Shares. Purchasers of Offered Shares will receive only a customer confirmation from the registered dealer through which the Offered Shares are purchased.

        The Underwriters propose to offer the Offered Shares initially at the Offering Price. After the Underwriters have made reasonable efforts to sell all of the Offered Shares by this prospectus supplement at such price, the Offering Price may be decreased, and further changed from time to time to an amount not greater than the Offering Price. The compensation realized by the Underwriters will be decreased by the amount that the aggregate price paid by the purchasers for the Offered Shares is less than the gross proceeds paid by the Underwriters to the Company. The Underwriters shall inform the Company if the Offering Price is decreased.

        Pursuant to rules and policy statements of certain Canadian securities regulators, the Underwriters may not, at any time during the period ending on the date the selling process for the Offered Shares ends and all stabilization arrangements relating to the Common Shares are terminated, bid for or purchase Common Shares. The foregoing restrictions are subject to certain exceptions, including (i) a bid for or purchase of Common Shares if the bid or purchase is made through the facilities of the TSX in accordance with the Universal Market Integrity Rules for Canadian Marketplaces of the Investment Industry Regulatory Organization of Canada, (ii) a bid for or purchase on behalf of a client, other than certain prescribed clients, provided that the client's order was not solicited by the Underwriters, or if the client's order was solicited, the solicitation occurred before the period of distribution as prescribed by the rules, (iii) a bid for or purchase to cover a short position entered into prior to the period of distribution as prescribed by the rules, and (iv) transactions in compliance with U.S. securities law. The Underwriters may rely on such exemptions on the condition that the bid or purchase is not engaged in for the purpose of creating actual or apparent active trading in, or raising the price of, the Common Shares. Subject to applicable laws and in connection with the Offering, the Underwriters may effect transactions in connection with the Offering intended to stabilize or maintain the market price of the Common Shares at levels other than those which otherwise might prevail on the open market. Such transactions, if commenced, may be discontinued at any time.

        Certain of the Underwriters and their affiliates have performed investment banking, lending, commercial banking and advisory services for the Company from time to time for which they have received customary fees and expenses. The Underwriters and their affiliates may, from time to time, engage in transactions with and perform services for the Company in the ordinary course of their business. See "Relationship Between the Company and Certain Underwriters (Conflicts of Interest)".

        The Offering is being made concurrently in all of the provinces of Canada and in the United States pursuant to the multijurisdictional disclosure system implemented by the securities regulatory authorities in the United States and Canada. The Offered Shares and the Additional Shares, if any, will be offered in the United States and Canada through the Underwriters directly or through their respective broker-dealer affiliates registered in each jurisdiction, as applicable. Offers and sales of Offered Shares outside of Canada and the United States will be made in accordance with applicable laws in such jurisdictions.

        Under the terms of the Underwriting Agreement,                   has agreed with the Company that, (a) it will not sell or offer to sell, nor allow any agent or selling group member acting on behalf of                   in connection with the Offering to sell or offer to sell, any of the Offered Shares to any person resident in Canada; at the Closing Time and the Option Closing Time, as applicable,                   will deliver to the Lead Underwriters, an "all-sold" certificate confirming that neither                   nor any of the agents or selling group members acting on                   's behalf in connection with the Offering, has offered or sold any of the Offered Shares, to any person resident in Canada; and it shall include a statement in the confirmation slip or other notice provided to each purchaser of the Offered Shares sold by it that it is                   's understanding that the purchaser is not a resident of Canada nor is the purchaser holding such Offered Shares on behalf of or for the benefit of a person resident in Canada. Offers and sales of Offered Shares outside of Canada and the United States will be made in accordance with applicable laws in such jurisdictions.

        The rules of the SEC may limit the ability of the Underwriters to bid for or purchase Common Shares before the distribution of Offered Shares is completed. However, the Underwriters may engage in the following activities in accordance with these rules:

  •
  Stabilizing transactions that permit bids to purchase Common Shares so long as the stabilizing bids do not exceed a specified maximum;

  •
  Over-allotment transactions that involve sales by the Underwriters of Common Shares in excess of the number of Offered Shares the Underwriters are obligated to purchase, which creates a syndicate short position. The Underwriters may close out any short position by purchasing Common Shares in the open market or by exercising the Over-Allotment Option; and

  •
  Penalty bids that permit the representatives to reclaim a selling concession from a syndicate member when the Offered Shares originally sold by the syndicate member are purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

        These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of preventing or mitigating a decline in the market price of the Common Shares, and may cause the price of the

Common Shares to be higher than would otherwise exist in the open market absent such stabilizing activities. As a result, the price of the Common Shares may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NYSE, the TSX or otherwise and, if commenced, may be discontinued at any time.

        The Company expects that delivery of the Offered Shares will be made against payment therefor on April 7, 2016, which will be five business days following the date of this prospectus supplement (this settlement cycle being referred to as "T+5"). Under Rule 15c6-1 of the SEC promulgated under the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Offered Shares prior to the Closing Date will be required, by virtue of the fact that the Offered Shares initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of Offered Shares who wish to trade the Offered Shares on the date of pricing or on the next business day should consult their own advisor.

        The Company has applied to list the Offered Shares and the Additional Shares, if any, distributed under this prospectus supplement on the TSX and the NYSE. Listing will be subject to the Company fulfilling all the listing requirements of the TSX and the NYSE.

        Notice to Prospective Investors in the European Economic Area

        This prospectus supplement has been prepared on the basis that all offers of the Offered Shares will be made pursuant to an exemption under Article 3 of the Prospectus Directive, as implemented in member states of the European Economic Area (the "EEA"), from the requirement to produce a prospectus for offers of the Offered Shares. Accordingly, any person making or intending to make any offer within the EEA of the Offered Shares should only do so in circumstances in which no obligation arises for the Company or any of the Underwriters to produce a prospectus for such offer. Neither we nor any Underwriter have authorised, nor do we or they authorise, the making of any offer of the Offered Shares through any financial intermediary, other than offers made by the Underwriters, which constitute the final placement of the Offered Shares contemplated in this prospectus supplement.

        In relation to each Member State of the EEA that has implemented the Prospectus Directive, each Underwriter has represented and agreed, and each further Underwriter appointed under the Offering will be required to represent and agree, that with effect from and including the date on which the Prospectus Directive was implemented in that Member State (the "Relevant Implementation Date"), it has not made and will not make an offer of any Offered Shares which are the subject of the offering contemplated by this prospectus supplement to the public in that Member State, except that it may, with effect from and including the Relevant Implementation Date, make an offer of such Offered Shares to the public in that Member State:

  (a)
  at any time to any legal entity which is a qualified investor as defined in the Prospectus Directive;

  (b)
  at any time to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the Underwriters for any such offer; or

  (c)
  at any time in any other circumstances falling within Article 3(2) of the Prospectus Directive,

        provided that no such offer of Offered Shares shall result in a requirement for the publication by the Company or any Underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

        For the purposes of this provision, the expression an "offer of Offer Shares to the public" in relation to any Offered Shares in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Offered Shares to be offered so as to enable an investor to decide to purchase or subscribe to the Offered Shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression "Prospectus Directive" means Directive 2003/71/EC (as amended), and includes any relevant implementing measure in the Member State. Each subscriber for the Offered Shares located within a Relevant Member State will be deemed to have represented, acknowledged and agreed that it is a qualified investor within the meaning of Article 2(1)(e) of the Prospectus Directive.

Notice to Prospective Investors in the United Kingdom

        This prospectus supplement is for distribution only to persons who (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the "Financial Promotion Order"), (ii) are persons falling within Article 49(2)(a) to (d) (high net worth companies, unincorporated associations, etc.) of the Financial Promotion Order, (iii) are outside the United Kingdom or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (United Kingdom), as amended (the "FMSA")) in connection with the issue or sale of any Offered Shares may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as "relevant persons"). This prospectus supplement is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this prospectus supplement relates is available only to relevant persons and will be engaged in only with relevant persons.

        Each Underwriter has represented and agreed that:

  (a)
  it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the Offered Shares in circumstances in which Section 21(1) of the FSMA does not apply to us; and

  (b)
  it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Offered Shares in, from or otherwise involving the United Kingdom.

RELATIONSHIP BETWEEN THE CORPORATION AND CERTAIN UNDERWRITERS
(CONFLICTS OF INTEREST)

        In connection with the Offering, the Company may be considered to be a "connected issuer" as defined in NI 33-105 to each of the Lead Underwriters and                   (collectively, the "Connected Underwriters") under applicable Canadian securities legislation.

        The Bank of Nova Scotia, the Bank of Montreal, Canadian Imperial Bank of Commerce and Royal Bank of Canada (each of which is a "related issuer" as defined in NI 33-105 of a Connected Underwriter) (the "Lender Affiliates") have extended to the Company the Amended Revolving Facility in the principal amount of US$2.0 billion pursuant to a credit agreement dated as of February 28, 2013, as amended and restated on February 27, 2015. An aggregate of US$1.371 million is drawn under the Amended Revolving Facility. See "General Development of the Business — Three Year History — Amended Revolving Credit Facilities" in the Annual Information Form. The Company is in compliance with the Amended Revolving Facility and there have been no waivers granted under the Amended Revolving Facility since execution. The financial position of the Company has not materially changed since the indebtedness was incurred. The obligations under the Amended Revolving Facility are unsecured. The Company expects that the net proceeds of the Offering will be used to reduce the indebtedness under the Amended Revolving Facility.

        The decision to offer the Offered Shares and the determination of the terms of the distribution were made through negotiations (with reference to the market price of the Offered Shares) between the Lead Underwriters, on their own behalf and on behalf of the other Underwriters, and the Company. The Lender Affiliates referred to above did not have any involvement in such decision or determination, but have been advised of the Offering and the terms thereof. As a consequence of the Offering, each Underwriter will receive its share of the Underwriters' Commission and the Lender Affiliates will receive their proportionate shares of the repaid indebtedness.

        Because more than 5% of the net proceeds of this Offering will be used to reduce indebtedness under the Amended Revolving Facility, the Connected Underwriters named above are deemed to have a conflict of interest within the meaning of Rule 5121 of the Financial Industry Regulatory Authority, Inc. Accordingly, this Offering is being made in accordance with Rule 5121. Because the Offered Shares have a "bona fide public market", pursuant to Rule 5121, the appointment of a "qualified independent underwriter" is not necessary. The

Connected Underwriters named above will not confirm sale of the Offered Shares to any account over which they exercise discretionary authority without the prior written approval of the customer.

DESCRIPTION OF COMMON SHARES

        This prospectus supplement is being filed for the purposes of qualifying the distribution of Offered Shares, and the grant of the Over-Allotment Option.

        The Company is authorized to issue an unlimited number of Common Shares and an unlimited number of preference shares (the "Preference Shares"), issuable in series, of which there were 401,762,786 Common Shares and no Preference Shares issued and outstanding as of March 29, 2016.

Common Shares

        Holders of Common Shares are entitled to receive notice of any meetings of shareholders of the Company, and to attend and to cast one vote per Common Share at all such meetings. Holders of Common Shares do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the Common Shares entitled to vote in any election of directors may elect all directors standing for election. Holders of Common Shares are entitled to receive on a pro rata basis such dividends, if any, as and when declared by the Company's board of directors at its discretion from funds legally available therefor and upon the liquidation, dissolution or winding up of the Company are entitled to receive on a pro rata basis the net assets of the Company after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro rata basis with the holders of Common Shares with respect to dividends or liquidation. Although the articles of the Company provide for the potential issuance of Preference Shares, there is currently no other series or class of shares outstanding which ranks senior in priority to the Common Shares. The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions. The Common Shares do not carry any provisions permitting or restricting the issuance of additional securities or other material restrictions, nor do they contain any provisions requiring a securityholder to contribute additional capital.

Preference Shares

        The Preference Shares may, at any time or from time to time, be issued in one or more series. The Company's board of directors shall fix before issue, the number of, the consideration per share of, the designation of, and the provisions attaching to the shares of each series. Except as required by law or as otherwise determined by the Company's board of directors in respect of a series of shares, the holder of a Preference Share shall not be entitled to vote at meetings of shareholders. The Preference Shares of each series rank on a priority with the Preference Shares of every other series and are entitled to preference over the Common Shares and any other shares ranking subordinate to the Preference Shares with respect to priority and payment of dividends and distribution of assets in the event of liquidation, dissolution or winding-up of the Company.

 PRIOR SALES

Common Shares

        The following table summarizes details of the Common Shares issued by the Company during the 12-month period prior to the date of this prospectus supplement.

Date of Issuance	Security		Price per Security		Number of Securities
March 25, 2015	Common Shares	(1)		Nil	7,750
March 26, 2015	Common Shares	(1)		Nil	10,000
March 26, 2015	Common Shares	(2)	C$	15.89	13,800
March 27, 2015	Common Shares	(2)	C$	15.89	155,200
March 30, 2015	Common Shares	(1)		Nil	5,250
March 30, 2015	Common Shares	(2)	C$	15.89	60,000
April 14, 2015	Common Shares	(3)	US$	18.77	128,646
June 2, 2015	Common Shares	(3)	US$	18.33	193,385
September 4, 2015	Common Shares	(3)	US$	11.60	314,604
December 1, 2015	Common Shares	(3)	US$	12.39	210,429

					1,099,064

(1)
Issued upon expiry of restricted periods of previously issued restricted share units.

(2)
Issued upon exercise of previously issued stock options

(3)
Issued upon payment of dividends under the Corporation's Dividend Reinvestment Plan.

        During the 12-month period prior to the date of this prospectus supplement, the Company repurchased for cancellation 3,060,454 Common Shares pursuant to its NCIB at an average price of US$13.81 per share. In addition, 12,425 Common Shares were cancelled on July 29, 2015.

Stock Options

        The following table summarizes details of the stock options issued by the Company during the 12-month period prior to the date of this prospectus supplement.

Date of Issuance	Security	Price per Security(1)		Number of Securities
March 21, 2016	Stock Options	C$	23.26	955,700
March 21, 2016	Stock Options	US$	17.92	196,200

				1,151,900

(1)
Represents the exercise price of the stock options issued.

Restricted Share Rights

        The following table summarizes details of the restricted share rights issued by the Company during the 12-month period prior to the date of this prospectus supplement.

Date of Issuance	Security	Price per Security(1)		Number of Securities
March 21, 2016	Restricted Share Rights	C$	23.26	38,000

				38,000

(1)
Represents the deemed exercise price of the restricted share rights issued, although no money has been, or will be, paid to the Company in connection with the issuance of Common Shares under such rights.

 TRADING PRICE AND VOLUME

Common Shares

        The Common Shares are listed and posted for trading on the TSX and the NYSE under the symbol "SLW". The following tables set forth information relating to the trading of the Common Shares on the TSX and the NYSE for the 12-month period prior to the date of this prospectus supplement.

TSX

Month	High (C$)	Low (C$)	Volume
March 2015	27.09	22.82	35,182,016
April 2015	25.36	23.11	20,885,734
May 2015	25.2	23.08	16,739,878
June 2015	24.29	21.39	18,440,862
July 2015	22.49	15.79	42,463,641
August 2015	18.68	14.92	29,071,652
September 2015	16.77	14.62	29,242,052
October 2015	20.2	15.2	35,933,028
November 2015	19.03	15.88	22,444,112
December 2015	18.79	16.64	20,724,522
January 2016	18.5	14.51	30,226,963
February 2016	22.5	16.35	43,113,207
March 2016(1)	24.03	20.10	35,186,539

(1)
From March 1 to March 29, 2016

        At the close of business on March 29, 2016, the last trading day prior to the date of this prospectus supplement, the price of the Common Shares as quoted by the TSX was C$23.24.

NYSE

Month	High (US$)	Low (US$)	Volume
March 2015	21.62	17.94	26,789,833
April 2015	20.91	18.94	18,816,289
May 2015	21.12	18.50	16,122,839
June 2015	19.51	17.16	14,643,291
July 2015	17.77	12.08	31,458,073
August 2015	14.24	11.22	39,313,815
September 2015	12.81	11.03	37,520,781
October 2015	15.37	11.46	39,991,087
November 2015	14.50	11.92	26,788,113
December 2015	14.08	11.93	20,053,089
January 2016	13.10	10.04	21,729,043
February 2016	16.31	11.64	28,903,153
March 2016(1)	18.50	14.99	27,511,653

(1)
From March 1 to March 29, 2016

        At the close of business on March 29, 2016, the last trading day prior to the date of this prospectus supplement, the price of the Common Shares as quoted by the NYSE was US$17.78.

 CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

        The following is, as of the date hereof, a summary of the principal Canadian federal income tax considerations generally applicable to persons who acquire Offered Shares pursuant to the Offering and who, for the purposes of the Tax Act and at all relevant times, hold the Offered Shares as capital property and deal at arm's length, and are not affiliated, with the Company ("Holders"). The Offered Shares will generally be considered to be capital property to a Holder thereof unless either the Holder holds such shares in the course of carrying on a business of buying and selling securities or the Holder has acquired such shares in a transaction or transactions considered to be an adventure or concern in the nature of trade.

        This summary is not applicable to a Holder (i) that is a "financial institution" within the meaning of the Tax Act for purposes of the mark-to-market rules, (ii) that is a "specified financial institution" within the meaning of the Tax Act, (iii) an interest in which is or would constitute a "tax shelter investment" within the meaning of the Tax Act, (iv) that reports its Canadian tax results in a currency other than the Canadian currency, or (v) that has entered or will enter into a "derivative forward agreement" as defined in the Tax Act with respect to the Offered Shares. Such persons should consult their own tax advisors.

        Additional considerations, not discussed herein, may be applicable to a Holder that is a corporation resident in Canada, and is, or becomes, controlled by a non-resident corporation for purposes of the "foreign affiliate dumping" rules in section 212.3 of the Tax Act. Such Holders should consult their own tax advisors with respect to the consequences of acquiring Offered Shares.

        This summary is based upon the current provisions of the Tax Act, the regulations thereunder (the "Regulations") and counsel's understanding of the current administrative policies and assessing practices of the CRA which have been made publicly available prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act and Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Tax Proposals"). This summary assumes that the Tax Proposals will be enacted as proposed but does not take into account or anticipate any other changes in law, whether by way of judicial, legislative or governmental decision or action, nor does it take into account provincial, territorial or foreign income tax considerations. No assurances can be given that the Tax Proposals will be enacted as proposed, if at all, or that legislative, judicial or administrative changes will not modify or change the statements expressed herein.

        The following discussion of the Canadian federal income tax considerations is of a general nature only and is not exhaustive of all possible Canadian federal income tax considerations and is not intended to constitute income tax advice to any particular Holder. Accordingly, Holders should consult their own tax advisors, having regard to their own particular circumstances.

        For the purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of the Offered Shares must be expressed in Canadian dollars using the rate of exchange quoted by the Bank of Canada at noon on the day the amount first arose, or such other rate of exchange as is acceptable to the CRA.

Residents of Canada

        The following portion of the summary applies to Holders who at all relevant times are resident or deemed to be resident in Canada for the purposes of the Tax Act (a "Resident Holder"). Certain Resident Holders who might not otherwise be considered to hold Offered Shares as capital property may, in certain circumstances, be entitled to have them and all other "Canadian securities" (as defined in the Tax Act) owned by such Resident Holder treated as capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act. Resident Holders of Offered Shares contemplating making the election permitted by subsection 39(4) of the Tax Act should consult their own independent tax advisors as such an election would affect the income tax treatment of dispositions by the Resident Holder of other Canadian securities.

Dividends

        In the case of a Resident Holder that is an individual (other than certain trusts), dividends received or deemed to be received on the Offered Shares will be included in computing the Resident Holder's income and will be subject to the normal gross-up and dividend tax credit rules applicable to dividends paid by taxable

Canadian corporations under the Tax Act, including the enhanced gross-up and dividend tax credit applicable to any dividend designated by the Company as an "eligible dividend" in accordance with the provisions of the Tax Act. There may be limitations on the Company's ability to designate dividends as "eligible dividends".

        A Resident Holder that is a corporation will be required to include in income any dividend received or deemed to be received on the Offered Shares and generally will be entitled to deduct an equivalent amount in computing its taxable income. In certain circumstances, section 55(2) of the Tax Act (as proposed to be amended by Tax Proposals released on July 31, 2015) will treat a taxable dividend received by a Resident Holder that is a corporation as proceeds of disposition or a capital gain. Resident Holders that are corporations should consult their own tax advisors having regard for their own circumstances.

        Under Tax Proposals released December 7, 2015, "private corporations" (as defined in the Tax Act) and certain other corporations controlled by or for the benefit of an individual (other than a trust) or related group of individuals (other than trusts) generally will be liable to pay a 38 1/3% (subject to pro-rating for the taxation years that end after 2015 and begin before 2016) refundable tax under Part IV of the Tax Act on dividends to the extent such dividends are deductible in computing the corporation's taxable income.

Dispositions of Offered Shares

        Upon a disposition (or a deemed disposition) of an Offered Share a Resident Holder generally will realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of such shares, net of any reasonable costs of disposition, are greater (or are less) than the adjusted cost base of such shares to the Resident Holder. The tax treatment of capital gains and losses is discussed below under the subheading "Capital Gains and Capital Losses".

Capital Gains and Capital Losses

        Generally, a Resident Holder is required to include in computing its income for a taxation year one-half of the amount of any capital gain (a "taxable capital gain") realized in the year. Subject to and in accordance with the provisions of the Tax Act, a Resident Holder is required to deduct one-half of the amount of any capital loss (an "allowable capital loss") realized in a taxation year from taxable capital gains realized in the year by such Resident Holder. Allowable capital losses in excess of taxable capital gains may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any following year against taxable capital gains realized in such year to the extent and under the circumstances described in the Tax Act.

        The amount of any capital loss realized on the disposition or deemed disposition of an Offered Share by a Resident Holder that is a corporation may be reduced by the amount of dividends received or deemed to have been received by it on such shares or shares substituted for such shares to the extent and in the circumstances described in the Tax Act. Similar rules may apply where a Resident Holder that is a corporation is a member of a partnership or beneficiary of a trust that owns such shares.

Minimum Tax

        Capital gains realized and dividends received by a Resident Holder that is an individual or a trust, other than certain specified trusts, may give rise to minimum tax under the Tax Act. Such Resident Holders should consult their own tax advisors.

Additional Refundable Tax

        Under Tax Proposals released December 7, 2015, a Resident Holder that is a "Canadian-controlled private corporation", as defined in the Tax Act, may be liable to pay an additional 10 2/3% (subject to pro-rating for taxation years that end after 2015 and begin before 2016) refundable tax on certain investment income, including taxable capital gains and dividends or deemed dividends not deductible in computing taxable income.

Non-Residents of Canada

        The following portion of the summary applies to Holders who, at all relevant times, for purposes of the Tax Act, are not, and are not deemed to be resident in Canada and do not use or hold, and will not be deemed to use or hold, the Offered Shares in a business carried on in Canada (a "Non-Resident Holder"). Special rules, which are not discussed in this summary, may apply to a Holder that is an insurer that carries on an insurance business in Canada and elsewhere or an "authorized foreign bank" as defined in the Tax Act. Such Holders should consult their own tax advisors.

Dividends

        Dividends received or deemed to be received by a Non-Resident Holder on the Offered Shares will be subject to Canadian withholding tax under the Tax Act. The general rate of withholding tax is 25%, although such rate may be reduced under the provisions of an applicable income tax convention between Canada and the Non-Resident Holder's country of residence. Under the Canada-United States Income Tax Convention (1980) (the "Treaty") as amended, the rate of withholding tax on dividends paid or credited to a Non- Resident Holder who is a resident of the U.S. for purposes of the Treaty and entitled to benefits under the Treaty (a "U.S. Holder") is generally limited to 15% of the gross amount of the dividend (or 5% in the case of a U.S. Holder that is a company beneficially owning at least 10% of the Company's voting shares). Non-Resident Holders should consult their own tax advisors.

Dispositions of Offered Shares

        A Non-Resident Holder generally will not be subject to tax under the Tax Act in respect of a capital gain realized on the disposition or deemed disposition of an Offered Share, nor will capital losses arising therefrom be recognized under the Tax Act, unless the Offered Share constitutes "taxable Canadian property" to the Non-Resident Holder thereof for purposes of the Tax Act, and the gain is not exempt from tax pursuant to the terms of an applicable tax treaty.

        Provided the Offered Shares are listed on a "designated stock exchange", as defined in the Tax Act (which includes the TSX and NYSE) at the time of disposition, the Offered Shares generally will not constitute taxable Canadian property of a Non-Resident Holder at that time unless, at any time during the 60 month period immediately preceding the disposition, the following two conditions have been met concurrently: (i) the Non-Resident Holder, persons with whom the Non-Resident Holder did not deal at arm's length, partnerships in which the Non-Resident Holder or a person with whom the Non-Resident Holder does not deal at arm's length hold a membership interest directly or indirectly through one or more partnerships, or the Non-Resident Holder together with all such persons, owned 25% or more of the issued shares of any class or series of shares of the Company; and (ii) more than 50% of the fair market value of the shares of the Company was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, "Canadian resource properties" (as defined in the Tax Act), "timber resource properties" (as defined in the Tax Act) or an option, an interest or right in such property, whether or not such property exists. Further, Offered Shares may be deemed to be taxable Canadian property to a Non-Resident Holder for purposes of the Tax Act in certain circumstances.

        A Non-Resident Holder's capital gain (or capital loss) in respect of Offered Shares that constitute or are deemed to constitute taxable Canadian property (and are not "treaty-protected property" as defined in the Tax Act) will generally be computed in the manner described above under the headings "Residents of Canada — Dispositions of Offered Shares" and "Capital Gains and Capital Losses".

        Non-Resident Holders whose Offered Shares may be taxable Canadian property should consult their own tax advisors.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

        The following is a discussion of certain material U.S. federal income tax consequences of the acquisition, ownership and disposition of the Offered Shares that are applicable to a U.S. Holder, as defined below, that acquires Offered Shares pursuant to this prospectus supplement. This discussion is not a complete analysis or listing of all of the possible tax consequences of such transactions and does not address all tax considerations that might be relevant to particular holders in light of their personal circumstances or to persons that are subject to special tax rules. In particular, the information set forth below deals only with U.S. Holders that will hold Offered Shares as capital assets for U.S. federal income tax purposes (generally, property held for investment) and that do not own, and are not treated as owning, at any time, 10% or more of the total combined voting power of all classes of the Company's stock entitled to vote. In addition, this description of the material U.S. federal income tax consequences does not address the tax treatment of special classes of U.S. Holders, such as:

  •
  financial institutions;

  •
  regulated investment companies;

  •
  real estate investment trusts;

  •
  tax-exempt entities;

  •
  insurance companies;

  •
  persons holding the Offered Shares as part of a hedging, integrated or conversion transaction, constructive sale or "straddle";

  •
  persons who acquired Offered Shares through the exercise or cancellation of employee stock options or otherwise as compensation for their services;

  •
  U.S. expatriates;

  •
  persons subject to the alternative minimum tax;

  •
  dealers or traders in securities or currencies; or

  •
  holders whose functional currency is not the U.S. dollar.

        This summary does not address estate and gift tax, any U.S. federal tax consequences other than income tax, or tax consequences under any state, local or foreign laws.

        For purposes of this section, a "U.S. Holder" is a beneficial owner of Offered Shares that is: (1) an individual citizen of the United States or a resident alien of the United States as determined for U.S. federal income tax purposes; (2) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia; (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (4) a trust (A) if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have authority to control all substantial decisions of the trust or (B) that has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

        If a partnership or other pass-through entity is a beneficial owner of Offered Shares, the tax treatment of a partner or other owner will generally depend upon the status of the partner (or other owner) and the activities of the entity. A U.S. Holder that is a partner (or other owner) of a pass-through entity that acquires Offered Shares should consult its own tax advisor regarding the tax consequences of acquiring, owning and disposing of Offered Shares.

        The following discussion is based upon the U.S. Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed U.S. Treasury regulations, U.S. judicial decisions and administrative pronouncements, all as in effect as of the date hereof. All of the preceding authorities are subject to change, possibly with retroactive effect, so as to result in U.S. federal income tax consequences different from those discussed below. The Company has not requested, and will not request, a ruling from the IRS with respect to any of the U.S. federal income tax consequences described below, and as a result there can be no assurance that the IRS will not disagree with or challenge any of the conclusions described herein.

        As discussed below, although not free from doubt, the Company believes that it is not currently a PFIC, and this discussion assumes that the Company is not a PFIC, as discussed below under "Passive Foreign Investment Company Considerations".

        The following discussion is for general information only and is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of Offered Shares and no opinion or representation with respect to the U.S. federal income tax consequences to any such holder or prospective holder is made. Prospective purchasers are urged to consult their own tax advisors as to the particular consequences to them under U.S. federal, state and local, and applicable foreign, tax laws of the acquisition, ownership and disposition of Offered Shares.

Distributions

        Subject to the PFIC rules discussed below, the gross amount of any distribution made by the Company (without reduction for any Canadian income tax withheld from such distribution) will generally be subject to U.S. federal income tax as dividend income to the extent paid out of the Company's current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such amount will be includable in gross income by a U.S. Holder as ordinary income on the date that the U.S. Holder actually or constructively receives the distribution in accordance with its regular method of accounting for U.S. federal income tax purposes. The amount of any distribution made by the Company in property other than cash will be the fair market value of such property on the date of the distribution. Dividends paid by the Company will not be eligible for the dividends received deduction allowed to corporations.

        Subject to applicable exceptions with respect to short-term and hedged positions, certain dividends received by non-corporate U.S. Holders from a "qualified foreign corporation" may be eligible for reduced rates of taxation. A qualified foreign corporation includes a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States that the U.S. Treasury Department determines to be satisfactory for these purposes and that includes an exchange of information provision. The U.S. Treasury Department has determined that the income tax treaty between the United States and Canada meets these requirements, and the Company believes that it is eligible for the benefits of this treaty. A foreign corporation is also treated as a qualified foreign corporation with respect to dividends paid by that corporation on ordinary shares that are readily tradable on an established securities market in the United States. U.S. Treasury guidance indicates that the Company's Offered Shares will be readily tradable on an established securities market in the United States; however, there can be no assurance that Offered Shares will be considered readily tradable on an established securities market in the United States in future years. Dividends received by U.S. investors from a foreign corporation that was a PFIC in either the taxable year of the distribution or the preceding taxable year will not constitute dividends eligible for the reduced rates of taxation described above. Instead, such dividends would be subject to tax at ordinary income rates. As discussed below in "Passive Foreign Investment Company Considerations," although not free from doubt, the Company believes that it is not currently a PFIC and believes it was not a PFIC for its prior taxable year.

        To the extent that a distribution exceeds the amount of the Company's current and accumulated earnings and profits, as determined under U.S. federal income tax principles, it will be treated first as a tax-free return of capital, causing a reduction in the U.S. Holder's adjusted tax basis in Offered Shares held by such U.S. Holder (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by such U.S. Holder upon a subsequent disposition of Offered Shares), with any amount that exceeds the adjusted tax basis being treated as a capital gain recognized on a sale, exchange or other taxable disposition (as discussed below). However, the Company does not intend to maintain calculations of its earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by the Company with respect to Offered Shares will be treated as a dividend for U.S. federal income tax purposes.

        In general, any Canadian withholding tax imposed on dividend payments in respect of Offered Shares will be treated as a foreign income tax eligible for credit against a U.S. Holder's U.S. federal income tax liability (or, at a U.S. Holder's election, may, in certain circumstances, be deducted in computing taxable income). Dividends paid on Offered Shares will be treated as foreign-source income, and generally will be treated as "passive category income" or "general category income" for U.S. foreign tax credit purposes. The Code applies various complex limitations on the amount of foreign taxes that may be claimed as a credit by U.S. taxpayers. Accordingly, U.S. Holders are urged to consult their own tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale, Exchange or Other Taxable Disposition of Offered Shares

        A U.S. Holder generally will recognize gain or loss upon the sale, exchange or other taxable disposition of Offered Shares in an amount equal to the difference between (i) the amount realized upon the sale, exchange or other taxable disposition and (ii) such U.S. Holder's adjusted tax basis in Offered Shares. Generally, subject to the application of the PFIC rules discussed below, such gain or loss will generally be capital gain or loss and will be long-term capital gain or loss if, on the date of the sale, exchange or other taxable disposition, the U.S. Holder has held the Offered Shares for more than one year. For individual U.S. Holders, long-term capital gains are subject to taxation at favourable rates. The deductibility of capital losses is subject to limitations under the Code. Gain or loss, if any, that are realized upon a sale, exchange or other taxable disposition of Offered Shares will be treated as having a United States source for U.S. foreign tax credit limitation purposes.

        If a U.S. Holder receives any foreign currency on the sale of Offered Shares, such U.S. Holder may recognize ordinary income or loss as a result of currency fluctuations between the date of the sale of Offered Shares and the date the sale proceeds are converted into U.S. dollars.

Passive Foreign Investment Company Considerations

        Special, generally unfavourable, U.S. federal income tax rules apply to U.S. persons owning stock of a PFIC. A foreign corporation will be considered a PFIC for any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to applicable "look through" rules, either (1) at least 75 percent of its gross income is "passive" income (the "income test") or (2) at least 50 percent of the average value of its assets is attributable to assets that produce passive income or are held for the production of passive income (the "asset test"). For purposes of determining whether a foreign corporation will be considered a PFIC, such foreign corporation will be treated as holding its proportionate share of the assets and receiving directly its proportionate share of the income of any other corporation in which it owns, directly or indirectly, more than 25 percent (by value) of the stock. PFIC status is fundamentally factual in nature. It generally cannot be determined until the close of the taxable year in question and is determined annually.

        Although not free from doubt, the Company believes that it currently is not a PFIC for U.S. federal income tax purposes. However, the determination of PFIC status for any year is very fact specific, being based on the types of income the Company earns and the types and value of the Company's assets from time to time, all of which are subject to change, as well as, in part, the application of complex U.S. federal income tax rules, which are subject to differing interpretations. As a result, there can be no assurance in this regard, and the IRS may challenge the Company's classification. Accordingly, it is possible that the Company may be classified as a PFIC in the current taxable year or in future years. If the Company is classified as a PFIC in any year during which a U.S. Holder holds Offered Shares, the Company generally will continue to be treated as a PFIC as to such U.S. Holder in all succeeding years, regardless of whether the Company continues to meet the income or asset test discussed above.

        If the Company were classified as a PFIC for any taxable year during which a U.S. Holder holds Offered Shares, such U.S. Holder would be subject to increased tax liability (generally including an interest charge) upon the sale or other disposition of Offered Shares or upon the receipt of certain distributions treated as "excess distributions", regardless of whether such income was actually distributed. An excess distribution generally would be the portion of any distributions to a U.S. Holder with respect to Offered Shares during a single taxable year that are in total greater than 125% of the average annual distributions received by such U.S. Holder with respect to Offered Shares during the three preceding taxable years or, if shorter, during such U.S. Holder's holding period for such Offered Shares. Generally, a U.S. Holder would be required to allocate any excess distribution or gain from the sale or other disposition of the Offered Shares ratably over its holding period for Offered Shares. Such amounts would be taxed as ordinary income at the highest applicable rate in effect for each taxable year of the holding period, and amounts allocated to prior taxable years would be subject to an interest charge at a rate applicable to underpayments of tax.

        If the Company were classified as a PFIC, certain elections could be available to mitigate such consequences. If the Offered Shares are regularly traded on a registered national securities exchange or certain other exchanges or markets, then such Offered Shares will constitute "marketable stock" for purposes of the PFIC rules. The Company expects that the Offered Shares will constitute "marketable stock" for purposes of the PFIC rules. U.S. Holders that make a "mark-to-market election" with respect to such marketable stock would not be subject to the foregoing PFIC rules. After making such an election, a U.S. Holder generally would include as ordinary income each year during which the election is in effect and during which the Company is a PFIC the excess, if any, of the fair market value of Offered Shares at the end of the taxable year over the U.S. Holder's adjusted tax basis in such Offered Shares. These amounts of ordinary income would not be eligible for the favorable tax rates applicable to qualified dividend income or long-term capital gains. A U.S. Holder with a mark-to-market election in effect also would be allowed to take an ordinary loss in respect of the excess, if any, of its adjusted tax basis in Offered Shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of income that was previously included as a result of the mark-to-market election). A U.S. Holder's tax basis in Offered Shares would be adjusted to reflect any income or loss amounts resulting from a mark-to-market election. If made, a mark-to-market election would be effective for the taxable year for which the election was made and for all subsequent taxable years unless the Offered Shares ceased to qualify as "marketable stock" for purposes of the PFIC rules or the IRS consented to the revocation of the election. In the event that the Company is classified as a PFIC, U.S. Holders are urged to consult their own tax advisor regarding the availability of the mark-to-market election, and whether the election would be advisable in their particular circumstances.

        The PFIC tax rules outlined above also would not apply to a U.S. Holder that elected to treat the Company as a "qualified electing fund" or "QEF". An election to treat the Company as a QEF will not be available, however, if the Company does not provide the information necessary to make such an election. The Company does not intend to provide the information necessary to make a QEF election, and thus, the QEF election will not be available with respect to Offered Shares.

        As discussed above in "Distributions", notwithstanding any election made with respect to the Offered Shares, if the Company is a PFIC in either the taxable year of the distribution or the preceding taxable year, dividends received with respect to Offered Shares will not constitute qualify for reduced rates of taxation.

Receipt of Foreign Currency

        The gross amount of any payment in a currency other than U.S. dollars will be included by each U.S. Holder in income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day such U.S. Holder actually or constructively receives the payment in accordance with its regular method of accounting for federal income tax purposes regardless of whether the payment is in fact converted into U.S. dollars at that time. If the foreign currency is converted into U.S. dollars on the date of the payment, the U.S. Holder should not be required to recognize any foreign currency gain or loss with respect to the receipt of foreign currency. If, instead, the foreign currency is converted at a later date, any currency gains or losses resulting from the conversion of the foreign currency will be treated as U.S. source ordinary income or loss. U.S. Holders are urged to consult their own U.S. tax advisors regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Additional Tax on Passive Income

        U.S. Holders that are individuals, estates or trusts are required to pay an additional 3.8% tax on the lesser of (1) the U.S. Holder's "net investment income" for the relevant taxable year and (2) the excess of the U.S. Holder's modified adjusted gross income for the taxable year over a certain threshold. A U.S. Holder's "net investment income" generally includes, among other things, dividends and net gains from disposition of property (other than property held in the ordinary course of the conduct of a trade or business). U.S. Holders should consult their own tax advisors regarding the additional tax on passive income.

Information Reporting and Backup Withholding

        In general, dividends paid to a U.S. Holder in respect of Offered Shares and the proceeds received by a U.S. Holder from the sale, exchange or other disposition of Offered Shares within the United States or through certain U.S.-related financial intermediaries will be subject to U.S. information reporting rules, unless a U.S. Holder is a corporation or other exempt recipient and properly establishes such exemption. Backup withholding may apply to such payments if a U.S. Holder does not establish an exemption from backup withholding and fails to provide a correct taxpayer identification number and make any other required certifications.

        Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.

        In addition, U.S. Holders should be aware of reporting requirements with respect to the holding of certain foreign financial assets, including stock of foreign issuers which is not held in an account maintained by certain financial institutions, if the aggregate value of all of such assets exceeds US$50,000. U.S. Holders should also be aware that if the Company were a PFIC, they would generally be required to file IRS Form 8261 during any taxable year in which such U.S. Holder recognizes gain or receives an excess distribution or with respect to which the U.S. Holder has made certain elections. U.S. Holders should consult their own tax advisors regarding the application of the information reporting rules to the Offered Shares and their particular situations.

INTEREST OF EXPERTS

        The scientific and technical information for the Company's mineral projects on a property material to the Company contained in this prospectus supplement and the documents incorporated by reference herein, other than for the Salobo Mine, was sourced by the Company from the following SEDAR (www.sedar.com) and EDGAR (www.sec.gov) filed documents:

  (a)
  San Dimas Mines — Primero Mining Corp. annual information form for the year ended December 31, 2015 filed on March 30, 2016 and MD&A for the year ended December 31, 2015 filed on February 18, 2016; and

  (b)
  Peñasquito Mine — Goldcorp Inc. annual information form for the year ended December 31, 2015 filed on March 29, 2016 and MD&A for the year ended December 31, 2015 filed on February 25, 2016.

        Information contained in the above-noted sources should not be deemed to be a part of this prospectus supplement, the accompanying base shelf prospectus or incorporated by reference herein or therein. See "Risk Factors — No Control Over Mining Operations".

        A summary of the information sourced from the annual information forms of each of Primero Mining Corp. and Goldcorp Inc. is contained in the Annual Information Form under "Technical Information — Further Disclosure Regarding Mineral Projects on Material Properties — San Dimas Mine, Mexico," "— Peñasquito Mine, Mexico,", respectively. A summary of the information sourced from the management's discussion and analysis for each of Primero Mining Corp. and Goldcorp Inc., as the case may be, is contained in the Annual Information Form under "General Development of the Business" and "Description of the Business". Neil Burns, M.Sc., P.Geo., Vice President, Technical Services, and Samuel Mah, M.A.Sc., P.Eng., Senior Director, Project Evaluations, are the qualified persons as defined by NI 43-101 in connection with the mineral reserve and mineral resource estimates and the scientific and technical information, and have reviewed and approved the disclosure, for the San Dimas Mines and the Peñasquito Mine contained in this prospectus supplement, the accompanying base shelf prospectus and the documents incorporated by reference herein and therein.

        Mr Gerrit Vos, P.Eng., Technical Director, Mining, Dr Georges Verly, P.Eng., Chief Geostatistician, Dr Armando Simon, P.Geo., Principal Geologist, Mr Pierre Lacombe, P.Eng., Consulting Metallurgist, Mr Donald Hickson, P.Eng., Division Manager, Earth and Infrastructure, Mr Vikram Khera, P.Eng., Senior Financial Analyst, and Ms Stella Searston, RM SME, Principal Geologist, all of whom are now, or were at the time of preparation of the Salobo Report (as defined below), employees of Amec Foster Wheeler Americas Limited, prepared the technical report in accordance with NI 43-101 entitled "Salobo Operations Para State, Brazil NI 43-101 Technical Report" effective date December 31, 2015 (the "Salobo Report") and have reviewed and approved the disclosure concerning the Salobo mine contained in this prospectus supplement and the documents incorporated by reference herein. A copy of the Salobo Report is available under the Company's profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

        The aforementioned firms or persons held no securities or other property of the Company or of any associate or affiliate of the Company when they prepared the reports, the mineral reserve estimates or the mineral resource estimates referred to above, or following the preparation of such reports or estimates and did not, and will not, receive any direct or indirect interest in any securities or other property of the Company or of any associate or affiliate of the Company in connection with the preparation of such reports or estimates, other than the authors of the Salobo Report, Neil Burns and Samuel Mah, who together hold less than 1% of the Common Shares. None of the aforementioned persons are currently expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associate or affiliate of the Company, other than Neil Burns and Samuel Mah who are employees of the Company.

        Each of Cassels Brock & Blackwell LLP, Canadian counsel for the Company, and Blake, Cassels & Graydon LLP, Canadian counsel for the Underwriters, has provided its opinion on certain matters contained in this prospectus supplement. As of the date hereof, partners and associates of Cassels Brock & Blackwell LLP and Blake, Cassels & Graydon LLP, each as a group, own, directly or indirectly, in the aggregate, less than 1% of the securities of the Company.

        Deloitte LLP is the independent registered public accounting firm of the Company and is independent of the Company within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of British Columbia and the rules and standards of the Public Company Accounting Oversight Board (United States) and the securities laws and regulations administered by the SEC.

LEGAL MATTERS

        Certain legal matters in connection with the Offering will be passed upon on behalf of the Company by Cassels Brock & Blackwell LLP, as to Canadian legal matters, and Paul, Weiss, Rifkind, Wharton & Garrison LLP, as to United States legal matters. Certain legal matters in connection with the Offering will be passed upon on behalf of the Underwriters by Blake, Cassels & Graydon LLP, as to Canadian legal matters, and Skadden, Arps, Slate, Meagher & Flom LLP, as to United States legal matters.

ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES

        The Company is an Ontario corporation and its principal place of business is in Canada. The majority of the directors and officers of the Company and some of the experts named herein are resident outside of the United States and a substantial portion of its assets and the assets of such persons are located outside of the United States. Consequently, it may be difficult for United States investors to effect service of process within the United States on the Company or its directors or officers or experts, or to realize in the United States on judgments of courts of the United States predicated on civil liabilities under the U.S. Securities Act. Investors should not assume that Canadian courts would enforce judgments of United States courts obtained in actions against the Company or such persons predicated on the civil liability provisions of the United States federal securities laws or the securities or "blue sky" laws of any state within the United States or would enforce, in original actions, liabilities against the Company or such persons predicated on the United States federal securities or any such state securities or "blue sky" laws. The Company has been advised by its Canadian counsel, Cassels Brock & Blackwell LLP, that a judgment of a United States court predicated solely upon civil liability under United States federal securities laws would probably be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. The Company has also been advised by Cassels Brock & Blackwell LLP, however, that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon United States federal securities laws.

        The Company filed with the SEC, concurrently with the Registration Statement on Form F-10 of which this prospectus supplement is a part, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Company appointed Puglisi & Associates as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Company in a United States court, arising out of or related to or concerning the Offering of securities under this prospectus supplement.

SHORT FORM BASE SHELF PROSPECTUS

New Issue	May 4, 2015

US$2,000,000,000
Common Shares
Preferred Shares
Debt Securities
Subscription Receipts
Units
Warrants

Silver Wheaton Corp. ("Silver Wheaton" or the "Corporation") may offer and sell from time to time, common shares (the "Common Shares"), preferred shares (the "Preferred Shares"), debt securities (the "Debt Securities"), subscription receipts (the "Subscription Receipts"), units (the "Units") and warrants (the "Warrants") (all of the foregoing, collectively, the "Securities") or any combination thereof in one or more series or issuances up to an aggregate total offering price of US$2,000,000,000 (or the equivalent thereof in other currencies) during the 25 month period that this short form base shelf prospectus (the "Prospectus"), including any amendments thereto, remains effective. The Securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in an accompanying shelf prospectus supplement (a "Prospectus Supplement").

Silver Wheaton is permitted, under a multijurisdictional disclosure system adopted by the securities regulatory authorities in Canada and the United States, to prepare this Prospectus in accordance with the disclosure requirements of Canada. Prospective investors in the United States should be aware that such requirements are different from those of the United States. The financial statements incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS") and may be subject to Canadian auditing and independence standards and thus may not be comparable to financial statements of United States companies.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Corporation is incorporated under the laws of Ontario, Canada, that some or all of its officers and directors may be residents of a foreign country, that some or all of the experts named in this Prospectus may be, and the underwriters, dealers or agents named in any Prospectus Supplement may be, residents of a foreign country, and a substantial portion of the assets of the Corporation and said persons may be located outside of the United States.

These securities have not been approved or disapproved by the United States Securities and Exchange Commission (the "SEC") nor any state or Canadian securities commission nor has the SEC or any state securities commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offence.

Prospective investors should be aware that the acquisition of the Securities described herein may have tax consequences in Canada and the United States. Such consequences may not be described fully herein or in any applicable Prospectus Supplement. Prospective investors should read the tax discussion contained in this Prospectus under the heading "Certain Federal Income Tax Considerations" as well as the tax discussion contained in the applicable Prospectus Supplement with respect to a particular offering of Securities.

The specific terms of the Securities with respect to a particular offering will be set out in the applicable Prospectus Supplement. Where required by statute, regulation or policy, and where Securities are offered in currencies other than Canadian dollars, appropriate disclosure of foreign exchange rates applicable to such Securities will be included in the Prospectus Supplement describing such Securities.

All applicable information permitted under applicable laws to be omitted from this Prospectus that has been omitted will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains. Prospective investors should read this Prospectus and any applicable Prospectus Supplement carefully before investing in any Securities issued pursuant to this Prospectus.

No underwriter has been involved in the preparation of this Prospectus or performed any review of the contents of this Prospectus.

This Prospectus constitutes a public offering of these Securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such Securities. The Corporation may offer and sell Securities to, or through, underwriters or dealers and may also offer and sell certain Securities directly to other purchasers or through agents pursuant to exemptions from registration or qualification under applicable securities laws. A Prospectus Supplement relating to each issue of Securities offered pursuant to this Prospectus will set forth the names of any underwriters, dealers or agents involved in the offering and sale of such Securities and will set forth the terms of the offering of such Securities, the method of distribution of such Securities including, to the extent applicable, the proceeds to the Corporation, if any, and any fees, discounts or any other compensation payable to underwriters, dealers or agents and any other material terms of the plan of distribution.

In connection with any offering of Securities, except as otherwise set out in a Prospectus Supplement relating to a particular offering of Securities, the underwriters or dealers may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. However, no underwriter or dealer involved in an "at-the-market distribution", as defined in Canadian National Instrument 44-102 — Shelf Distributions ("NI 44-102"), no affiliate of such an underwriter or dealer and no person or company acting jointly or in concert with such an underwriter or dealer will over-allot Securities in connection with such distribution or effect any other transactions that are intended to stabilize or maintain the market price of the Securities. See "Plan of Distribution".

The outstanding Common Shares are listed and posted for trading on the Toronto Stock Exchange (the "TSX") and are listed on the New York Stock Exchange (the "NYSE") under the symbol "SLW". On May 1, 2015, the last trading day prior to the date of this Prospectus, the closing price of the Common Shares on the TSX was C$24.52 and on the NYSE was US$20.17. Unless otherwise specified in the applicable Prospectus Supplement, the Preferred Shares, Debt Securities, Subscription Receipts, Units and Warrants will not be listed on any securities exchange. Consequently, unless otherwise specified in the applicable Prospectus Supplement, there is no market through which the Preferred Shares, Debt Securities, Subscription Receipts, Units and Warrants may be sold and purchasers may not be able to resell any such Securities purchased under this Prospectus. This may affect the pricing of the Preferred Shares, Debt Securities, Subscription Receipts, Units and Warrants in the secondary market, the transparency and availability of trading prices, the liquidity of such Securities and the extent of issuer regulation.

The Corporation's head office is located at Suite 3150, Park Place, 666 Burrard Street, Vancouver, British Columbia, V6C 2X8 and its registered office is located at Suite 2100, 40 King Street West, Toronto, Ontario, M5H 3C2.

Eduardo Luna, being a director of the Corporation resides outside Canada. Mr. Luna has appointed Cassels Brock & Blackwell LLP, Suite 2100, 40 King Street West, Toronto, Ontario M5H 3L2, as his agent for service of process in Canada. Prospective investors are advised that it may not be possible for investors to enforce judgments obtained in Canada against Mr. Luna, even though he has appointed an agent for service of process.

Investing in the Securities involves significant risks. Prospective purchasers of the Securities should carefully consider the risk factors described under the heading "Risk Factors" and elsewhere in this Prospectus and in documents incorporated by reference in this Prospectus.

All dollar amounts in this Prospectus are in United States dollars, unless otherwise indicated. See "Currency Presentation and Exchange Rate Information".

        Readers should rely only on the information contained or incorporated by reference in this Prospectus and any applicable Prospectus Supplement. The Corporation has not authorized anyone to provide readers with different information. The Corporation is not making an offer to sell or seeking an offer to buy the Securities in any jurisdiction where the offer or sale is not permitted. Readers should not assume that the information contained in this Prospectus and any applicable Prospectus Supplement is accurate as of any date other than the date on the front of such documents, regardless of the time of delivery of this Prospectus and any applicable Prospectus Supplement or of any sale of the Securities. Information contained on the Corporation's website should not be deemed to be a part of this prospectus or incorporated by reference herein and should not be relied upon by prospective investors for the purpose of determining whether to invest in the Securities.

        References to Silver Wheaton or the Corporation include direct and indirect subsidiaries of Silver Wheaton Corp., where applicable. Silver Wheaton is a registered trademark of Silver Wheaton Corp. in Canada, the United States and certain other jurisdictions.

 CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS AND INFORMATION

        The information included and incorporated by reference herein contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation (collectively, "forward-looking statements"). Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to:

  •
  projected increases to the Corporation's production and cash flow profile;

  •
  the expansion and exploration potential at the Salobo mine;

  •
  projected changes to the Corporation's production mix;

  •
  anticipated increases in total throughput at the Salobo mine;

  •
  the estimated future production;

  •
  the future price of commodities;

  •
  the estimation of mineral reserves and mineral resources;

  •
  the realization of mineral reserve estimates;

  •
  the timing and amount of estimated future production (including 2015 and 2019 attributable annual production);

  •
  the costs of future production;

  •
  reserve determination;

  •
  estimated reserve conversion rates; and

  •
  any statements as to future dividends, the ability to fund outstanding commitments and continue to acquire accretive precious metal stream interests and assessments of the impact and resolution of various legal and tax matters.

        Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "projects", "intends", "anticipates" or "does not anticipate", or "believes", "potential", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved".

        Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Corporation to be materially different from those expressed or implied by such forward-looking statements, including but not limited to:

  •
  fluctuations in the price of commodities;

  •
  the absence of control over the mining operations from which the Corporation purchases silver or gold (the "Mining Operations") and risks related to these Mining Operations including risks related to fluctuations in the price of the primary commodities mined at such operations, actual results of mining and exploration activities, environmental, economic and political risks of the jurisdictions in which the Mining Operations are located, and changes in project parameters as plans continue to be refined;

  •
  risks relating to having to rely on the accuracy of the public disclosure and other information the Corporation receives from the owners and operators of the Mining Operations as the basis for its analyses, forecasts and assessments relating to its own business;

  •
  differences in the interpretation or application of tax laws and regulations or accounting policies and rules, and the Corporation's interpretation of, or compliance with, tax laws and regulations or accounting policies and rules, is found to be incorrect;

  •
  the introduction of new tax laws and regulations or accounting policies and rules;

  •
  credit and liquidity risks;

  •
  hedging risk;

  •
  competition in the mining industry;

  •
  risks related to the Corporation's acquisition strategy;

  •
  risks related to the market price of the common shares of the Corporation (the "Common Shares");

  •
  risks related to the Corporation's holding of long-term investments in other exploration and mining companies;

  •
  risks related to the declaration, timing and payment of dividends;

  •
  the ability of the Corporation and the Mining Operations to retain key management employees or procure the services of skilled and experienced personnel;

  •
  risks related to claims and legal proceedings against the Corporation or the Mining Operations;

  •
  risks relating to unknown defects and impairments;

  •
  risks related to the adequacy of internal control over financial reporting;

  •
  risks related to governmental regulations, including environmental regulations;

  •
  risks related to international operations of the Corporation and the Mining Operations;

  •
  risks relating to exploration, development and operations at the Mining Operations;

  •
  the ability of the Corporation and the Mining Operations to obtain and maintain necessary permits;

  •
  the ability of the Corporation and the Mining Operations to comply with applicable laws, regulations and permitting requirements;

  •
  lack of suitable infrastructure and employees to support the Mining Operations;

  •
  uncertainty in the accuracy of mineral reserves and mineral resources estimates;

  •
  risks relating to production estimates from Mining Operations;

  •
  inability to replace and expand mineral reserves;

  •
  uncertainties related to title and indigenous rights with respect to the mineral properties of the Mining Operations;

  •
  commodity price fluctuations;

  •
  the ability of the Corporation and the Mining Operations to obtain adequate financing;

  •
  the ability of Mining Operations to complete permitting, construction, development and expansion;

  •
  challenges related to global financial conditions;

  •
  risks related to future sales or issuance of equity securities;

  •
  other risks disclosed under the heading "Risk Factors" in this Prospectus and in the documents incorporated by reference herein.

        Forward-looking statements are based on assumptions management currently believes to be reasonable including, but not limited to:

  •
  the continued operation of the Mining Operations;

  •
  no material adverse change in the market price of commodities;

  •
  that the Mining Operations will operate and the mining projects will be completed in accordance with public statements and achieve their stated production estimates;

  •
  the continuing ability to fund or obtain funding for outstanding commitments;

  •
  the ability to source and obtain accretive precious metal stream interests;

  •
  expectations regarding the resolution of legal and tax matters;

  •
  that the Corporation will be successful in challenging any reassessment by the Canada Revenue Agency;

  •
  the estimate of the carrying value of precious metal purchase agreements; and

  •
  other assumptions and factors as set out herein.

        Although the Corporation has attempted to identify important factors that could cause actual results, level of activity, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that cause results, level of activity, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate and even if events or results described in the forward-looking statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, the Corporation. Accordingly, readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary. The forward-looking statements included and incorporated by reference in this Prospectus are for the purpose of providing investors with information to assist them in understanding the Corporation's expected financial and operational performance and may not be appropriate for other purposes. Any forward-looking statement speaks only as of the date on which it is made. The Corporation does not undertake to update any forward-looking statements that are included or incorporated by reference herein, except in accordance with applicable securities laws.

 CAUTIONARY NOTE TO UNITED STATES INVESTORS REGARDING PRESENTATION OF MINERAL
RESERVE AND MINERAL RESOURCE ESTIMATES

        This Prospectus, including the documents incorporated by reference herein, has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms "mineral reserve", "proven mineral reserve" and "probable mineral reserve" are Canadian mining terms defined in accordance with Canadian National Instrument 43-101 — Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") — CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in Industry Guide 7 ("SEC Industry Guide 7") under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"). Under U.S. standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Also, under SEC Industry Guide 7 standards, a "final" or "bankable" feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

        In addition, the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. "Inferred mineral resources" have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

        Accordingly, information contained in this Prospectus and the documents incorporated by reference herein that describes the Corporation's mineral deposits may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

        See "Description of the Business — Technical Information" in the Annual Information Form (as defined herein), which is incorporated by reference herein, for a description of certain of the mining terms used in this Prospectus and the documents incorporated by reference herein.

FINANCIAL INFORMATION

        Unless otherwise indicated, all financial information included and incorporated by reference in this Prospectus is determined using IFRS, which differs from United States generally accepted accounting principles.

 CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

        The financial statements of the Corporation incorporated by reference in this Prospectus are reported in United States dollars. All dollar amounts referenced, unless otherwise indicated, are expressed in United States dollars and are referred to as "United States dollars" or "US$". Canadian dollars are referred to as "Canadian dollars" or "C$".

        The high, low and closing noon spot rates for Canadian dollars in terms of the United States dollar for each of the two years in the period ended December 31, 2014, as quoted by the Bank of Canada, were as follows:

	Year ended December 31
	2014		2013
High	C$	1.1643	C$	1.0706
Low		1.0614		0.9832
Closing		1.1601		1.0623

        On May 1, 2015, the noon spot rate for Canadian dollars in terms of the United States dollar, as quoted by the Bank of Canada, was US$1.00 = C$1.22.

DOCUMENTS INCORPORATED BY REFERENCE

        Information has been incorporated by reference in this Prospectus from documents filed with the securities commissions or similar authorities in each of the provinces of Canada and filed with, or furnished to, the SEC. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of the Corporation at Suite 3150, Park Place, 666 Burrard Street, Vancouver, British Columbia, V6C 2X8, telephone (604) 684-9648, and are also available electronically at www.sedar.com or in the United States through EDGAR at the website of the SEC at www.sec.gov. The filings of the Corporation through the System for Electronic Document Analysis and Retrieval ("SEDAR") and EDGAR are not incorporated by reference in this Prospectus except as specifically set out herein.

        The following documents, filed by the Corporation with the securities commissions or similar authorities in each of the provinces of Canada, are specifically incorporated by reference into, and form an integral part of, this Prospectus:

  (a)
  the annual information form (the "Annual Information Form") of the Corporation for the year ended December 31, 2014 dated March 31, 2015;

  (b)
  the audited consolidated financial statements of the Corporation as at and for the years ended December 31, 2014 and 2013, together with the auditors' report thereon and the notes thereto (the "Annual Financial Statements");

  (c)
  management's discussion and analysis of the Corporation for the year ended December 31, 2014 (the "Annual MD&A"); and

  (d)
  the management information circular of the Corporation dated March 26, 2015 prepared in connection with the annual and special meeting of shareholders of the Corporation to be held on May 21, 2015.

        Any document of the type referred to in section 11.1 of Form 44-101F1 of National Instrument 44-101 — Short Form Prospectus Distributions filed by the Corporation with the securities commissions or similar regulatory authorities in the applicable provinces of Canada after the date of this Prospectus and prior to the date that is 25 months from the date hereof shall be deemed to be incorporated by reference in this Prospectus. In addition, any document filed by the Corporation with, or furnished by the Corporation to, the SEC pursuant to the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), subsequent to the date of this Prospectus and prior to the date that is 25 months from the date hereof shall be deemed to be incorporated by reference into the registration statement of which this Prospectus forms a part (in the case of any Report on Form 6-K, if and to the extent provided in such report). To the extent that any document or information incorporated by reference into this Prospectus is included in a report that is filed with or furnished to the SEC, such document or information shall also be deemed to be incorporated by reference as an exhibit to the registration statement of which this Prospectus forms a part.

        Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this Prospectus, to the extent that a statement contained herein or in any other subsequently filed document that also is, or is deemed to be, incorporated by reference herein modifies, replaces or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

        A Prospectus Supplement containing the specific terms of an offering of Securities will be delivered to purchasers of such Securities together with this Prospectus and will be deemed to be incorporated by reference into this Prospectus as of the date of such Prospectus Supplement, but only for the purposes of the offering of Securities covered by that Prospectus Supplement.

        Upon a new annual information form and the related annual financial statements being filed by the Corporation with the applicable securities commissions or similar regulatory authorities during the currency of this Prospectus, the previous annual information form, the previous annual financial statements and all interim financial statements (and related management's discussion and analysis in the interim reports for such periods), material change reports and management information circulars filed prior to the commencement of the Corporation's financial year in which the new annual information form is filed shall be deemed no longer to be incorporated into this Prospectus for purposes of further offers and sales of Securities hereunder. Upon interim consolidated financial statements and the accompanying management's discussion and analysis being filed by the Corporation with the applicable securities regulatory authorities during the period that this Prospectus is effective, the previous interim consolidated financial statements and the accompanying management's discussion and analysis filed shall no longer be deemed to be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus. In addition, upon a new management information circular for the annual meeting of shareholders being filed by the Corporation with the applicable securities regulatory authorities during the period that this Prospectus is effective, the previous management information circular filed in respect of the prior annual meeting of shareholders shall no longer be deemed to be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

        The following documents have been, or will be, filed with the SEC as part of the Registration Statement (as defined below) of which this Prospectus forms a part: (1) the documents listed under "Documents Incorporated by Reference"; (2) the consent of Deloitte LLP; (3) the consent of Cassels Brock & Blackwell LLP; (4) powers of attorney from certain of the Corporation's directors and officers (included in the Registration Statement); (5) the consents of the "qualified persons" and other persons referred to in this Prospectus under "Interest of Experts"; and (6) the form of debt indenture. A copy of the form of warrant agreement, subscription receipt agreement, or statement of eligibility of trustee on Form T-1, as applicable, will be filed by post-effective amendment or by incorporation by reference to documents filed or furnished with the SEC under the Exchange Act.

AVAILABLE INFORMATION

        The Corporation is subject to the informational requirements of the Exchange Act and applicable Canadian requirements and, in accordance therewith, files reports and other information with the SEC and with securities regulatory authorities in Canada. Under the multijurisdictional disclosure system adopted by the United States and Canada, such reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. As a foreign private issuer, the Corporation is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and the Corporation's officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. Reports and other information filed by the Corporation with, or furnished to, the SEC may be inspected and copied at the public reference facilities maintained by the SEC in the SEC's public reference room at 100 F Street, N.E., Washington, D.C., 20549 by paying a fee. Prospective investors may call the SEC at 1-800-SEC-0330 or access its website at www.sec.gov for further information regarding the public reference facilities. The SEC also maintains a website that contains reports and other information regarding registrants that file electronically with the SEC. The address of the website is www.sec.gov.

        The Corporation has filed with the SEC a registration statement (the "Registration Statement") on Form F-10 under the U.S. Securities Act with respect to the Securities. This Prospectus, including the documents incorporated by reference herein, which forms a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain parts of which are contained in the exhibits to the Registration Statement as permitted by the rules and regulations of the SEC. For further information with respect to the Corporation and the Securities, reference is made to the Registration Statement and the exhibits thereto. Statements contained in this Prospectus, including the documents incorporated by reference herein, as to the contents of certain documents are not necessarily complete and, in each instance, reference is made to the copy of the document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference. The Registration Statement can be found on EDGAR at the SEC's website: www.sec.gov.

THE CORPORATION

  General

        Silver Wheaton is a mining company which generates its revenue primarily from the sale of silver and gold. To date, the Corporation has entered into 18 long-term purchase agreements and one (1) early deposit long-term purchase agreement associated with silver and/or gold, relating to 28 different mining assets, whereby Silver Wheaton acquires silver and gold production from the counterparties for a per ounce cash payment at or below the prevailing market price. The primary drivers of the Corporation's financial results are the volume of silver and gold production at the various mines and the price of silver and gold realized by Silver Wheaton upon sale.

        The Corporation is actively pursuing future growth opportunities, primarily by way of entering into long-term precious metal purchase agreements. There is no assurance, however, that any potential transaction will be successfully completed.

        For a further description of the business of the Corporation, see the sections entitled "Corporate Structure" and "Description of the Business" in the Annual Information Form.

CONSOLIDATED CAPITALIZATION

        There have been no material changes in the share and loan capital of the Corporation, on a consolidated basis, since the date of the Annual Financial Statements, which are incorporated by reference in this Prospectus.

USE OF PROCEEDS

        Unless otherwise indicated in a Prospectus Supplement relating to a particular offering of Securities, the Corporation intends to use the net proceeds from the sale of Securities for general working capital purposes, and for one or more other general corporate purposes including to complete corporate acquisitions, to, directly or indirectly, finance future growth opportunities and to repay existing or future indebtedness. More detailed information regarding the use of proceeds, and the amount of net proceeds to be used for any such purposes will be set forth in a Prospectus Supplement. The Corporation may invest funds which it does not immediately use. Such investments may include short-term marketable investment grade securities. The Corporation may, from time to time, issue securities (including debt securities) other than pursuant to this Prospectus. See "Risk Factors".

 EARNINGS COVERAGE RATIO

        Earnings coverage ratios will be provided as required in the applicable Prospectus Supplement(s) with respect to the issuance of Debt Securities pursuant to this Prospectus.

PLAN OF DISTRIBUTION

        The Corporation may, from time to time, during the 25-month period that this Prospectus remains valid, offer for sale and issue Securities. The Corporation may issue and sell up to US$2,000,000,000, in the aggregate, of Securities.

        The Corporation may sell the Securities, separately or together, to or through underwriters or dealers, and also may sell Securities to one or more other purchasers directly or through agents. Each Prospectus Supplement will set forth the terms of the offering, including the name or names of any underwriters, dealers or agents and any fees or compensation payable to them in connection with the offering and sale of a particular series or issue of Securities, the public offering price or prices of the Securities and the proceeds to the Corporation from the sale of the Securities.

        The Securities may be sold, from time to time in one or more transactions at a fixed price or prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices, including in transactions that are deemed to be "at-the-market distributions" as defined in NI 44-102, including sales made directly on the TSX, NYSE or other existing trading markets for the Securities. The prices at which the Securities may be offered may vary as between purchasers and during the period of distribution. If, in connection with the offering of Securities at a fixed price or prices, the underwriters have made a bona fide effort to sell all of the Securities at the initial offering price fixed in the applicable Prospectus Supplement, the public offering price may be decreased and thereafter further changed, from time to time, to an amount not greater than the initial public offering price fixed in such Prospectus Supplement, in which case the compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Securities is less than the gross proceeds paid by the underwriters to the Corporation.

        Underwriters, dealers and agents who participate in the distribution of the Securities may be entitled under agreements to be entered into with the Corporation to indemnification by the Corporation against certain liabilities, including liabilities under the U.S. Securities Act and Canadian securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. Such underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for, the Corporation in the ordinary course of business.

        In connection with any offering of Securities, other than an "at-the-market distribution", the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. No underwriter or dealer involved in an "at the market distribution", as defined in NI 44-102, no affiliate of such an underwriter or dealer and no person acting jointly or in concert with such an underwriter or dealer will over allot Securities in connection with such distribution or effect any other transactions that are intended to stabilize or maintain the market price of the Securities.

        Unless otherwise specified in the applicable Prospectus Supplement, the Corporation does not intend to list any of the Securities other than the Common Shares on any securities exchange. Unless otherwise specified in the applicable Prospectus Supplement, the Preferred Shares, Debt Securities, Subscription Receipts, Units and Warrants will not be listed on any securities exchange. Consequently, unless otherwise specified in the applicable Prospectus Supplement, there is no market through which the Preferred Shares, Debt Securities, Subscription Receipts, Units and Warrants may be sold and purchasers may not be able to resell any such Securities purchased under this Prospectus. This may affect the pricing of the Preferred Shares, Debt Securities, Subscription Receipts, Units and Warrants in the secondary market, the transparency and availability of trading prices, the liquidity of such Securities and the extent of issuer regulation. No assurances can be given that a market for trading in Securities of any series or issue will develop or as to the liquidity of any such market, whether or not the Securities are listed on a securities exchange.

 DESCRIPTION OF SECURITIES

Common Shares

        The authorized share capital of the Corporation consists of an unlimited number of Common Shares. As of the date of this Prospectus, there are an aggregate of 403,969,215 Common Shares issued and outstanding. In addition, as of the date of this Prospectus, there were 4,285,300 Common Shares issuable upon the exercise of outstanding stock options, 170,317 Common Shares issuable upon the vesting of restricted share units and 10,000,000 outstanding Warrants. The Common Shares may be offered separately or together with other Securities, as the case may be.

        Holders of Common Shares are entitled to receive notice of any meetings of shareholders of the Corporation, to attend and to cast one vote per Common Share at all such meetings. Holders of Common Shares do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the Common Shares entitled to vote in any election of directors may elect all directors standing for election. In 2014, the Corporation adopted advance notice provisions for the nomination of directors which apply in circumstances where director nominations are made by shareholders of the Corporation, other than in connection with (i) the requisition of a shareholders' meeting, or (ii) a shareholder proposal, in each case made pursuant to the Business Corporations Act (Ontario). The advance notice provisions fix a deadline by which holders of record of Common Shares must submit director nominations to the Corporation prior to any annual or special meeting of shareholders and sets forth the information that a shareholder must include in the notice to the Corporation.

        Holders of Common Shares are entitled to receive on a pro rata basis such dividends, if any, as and when declared by the Corporation's Board of Directors at its discretion from funds legally available therefor and upon the liquidation, dissolution or winding up of the Corporation, are entitled to receive on a pro rata basis the net assets of the Corporation after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro rata basis with the holders of Common Shares with respect to dividends or liquidation. Although the articles of the Corporation provide for the potential issuance of Preferred Shares, there is currently no other series or class of shares outstanding which ranks senior in priority to the Common Shares. The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions. The Common Shares do not carry any provisions permitting or restricting the issuance of additional securities or other material restrictions, nor do they contain any provisions requiring a securityholder to contribute additional capital.

Preferred Shares

        The authorized share capital of the Corporation consists of an unlimited number of Preferred Shares. As of the date of this Prospectus, there are nil Preferred Shares issued and outstanding. The Preferred Shares may be offered separately or together with other Securities, as the case may be.

        The Preferred Shares may, at any time or from time to time, be issued in one or more series. The Corporation's Board of Directors shall fix before issue, the number of, the consideration per share of, the designation of, and the provisions attaching to the shares of each series. Except as required by law or as otherwise determined by the Corporation's Board of Directors in respect of a series of shares, the holder of a Preferred Share shall not be entitled to vote at meetings of shareholders. The Preferred Shares of each series rank on a priority with the Preferred Shares of every other series and are entitled to preference over the Common Shares and any other shares ranking subordinate to the Preferred Shares with respect to priority and payment of dividends and distribution of assets in the event of liquidation, dissolution or winding-up of the Corporation. The Preferred Shares do not carry any provisions permitting or restricting the issuance of additional securities or other material restrictions, nor do they contain any provisions requiring a securityholder to contribute additional capital.

Debt Securities

        In this section describing the Debt Securities, the term "Corporation" refers only to Silver Wheaton Corp. without any of its subsidiaries. The following description sets forth certain general terms and provisions of Debt Securities that may be issued hereunder and is not intended to be complete. The Debt Securities may be offered separately or together with other Securities, as the case may be. The specific terms of Debt Securities, including the extent to which the general terms described in this section apply to those Debt Securities, will be set forth in the applicable Prospectus Supplement.

        The Debt Securities will be issued in one or more series under an indenture (the "Indenture") to be entered into between the Corporation and one or more trustees (the "Trustee") that will be named in a Prospectus Supplement for a series of Debt Securities. To the extent applicable, the Indenture will be subject to and governed by the United States Trust Indenture Act of 1939, as amended. A copy of the form of the Indenture to be entered into has been filed with the SEC as an exhibit to the registration statement of which this Prospectus forms a part and will be filed with the securities commissions or similar authorities in each of the provinces of Canada when it is entered into. The description of certain provisions of the Indenture in this section do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the provisions of the Indenture. Terms used in this summary that are not otherwise defined herein have the meaning ascribed to them in the Indenture.

        The Corporation may issue Debt Securities and incur additional indebtedness other than through the offering of Debt Securities pursuant to this Prospectus.

General

        The Indenture does not limit the aggregate principal amount of Debt Securities which the Corporation may issue under the Indenture and does not limit the amount of other indebtedness that the Corporation may incur. The Indenture provides that the Corporation may issue Debt Securities from time to time in one or more series which may be denominated and payable in United States dollars, Canadian dollars or any other currency. Unless otherwise indicated in the applicable Prospectus Supplement, the Indenture also permits the Corporation, without the consent of the holders of any Debt Securities, to increase the principal amount of any series of Debt Securities the Corporation has previously issued under the Indenture and to issue such increased principal amount.

        The particular terms relating to Debt Securities offered by a Prospectus Supplement (the "Offered Securities") will be described in the related Prospectus Supplement. This description may include, but may not be limited to, any of the following, if applicable:

  •
  the specific designation of the Offered Securities; any limit on the aggregate principal amount of the Offered Securities; the date or dates, if any, on which the Offered Securities will mature and the portion (if less than all of the principal amount) of the Offered Securities to be payable upon declaration of acceleration of maturity;

  •
  the rate or rates (whether fixed or variable) at which the Offered Securities will bear interest, if any, the date or dates from which any such interest will accrue and on which any such interest will be payable and the record dates for any interest payable on the Offered Securities that are in registered form;

  •
  the terms and conditions under which the Corporation may be obligated to redeem, repay or purchase the Offered Securities pursuant to any sinking fund or analogous provisions or otherwise;

  •
  the terms and conditions upon which the Corporation may redeem the Offered Securities, in whole or in part, at its option;

  •
  the covenants applicable to the Offered Securities;

  •
  the terms and conditions for any conversion or exchange of the Offered Securities for any other securities;

  •
  whether the Offered Securities will be issuable in registered form or bearer form or both, and, if issuable in bearer form, the restrictions as to the offer, sale and delivery of the Offered Securities which are in bearer form and as to exchanges between registered form and bearer form;

  •
  whether the Offered Securities will be issuable in the form of registered global securities ("Global Securities"), and, if so, the identity of the depositary for such registered Global Securities;

  •
  the denominations in which registered Offered Securities will be issuable, if other than denominations of US$2,000 and integral multiples of US$1,000 and the denominations in which bearer Offered Securities will be issuable, if other than US$5,000;

  •
  each office or agency where payments on the Offered Securities will be made (if other than the offices or agencies described under the heading "Payment" below) and each office or agency where the Offered Securities may be presented for registration of transfer or exchange;

  •
  if other than United States dollars, the currency in which the Offered Securities are denominated or the currency in which the Corporation will make payments on the Offered Securities;

  •
  any index, formula or other method used to determine the amount of payments of principal of (and premium, if any) or interest, if any, on the Offered Securities; and

  •
  any other terms of the Offered Securities which apply solely to the Offered Securities, or terms described herein as generally applicable to the Debt Securities which are not to apply to the Offered Securities.

        Unless otherwise indicated in the applicable Prospectus Supplement:

  •
  holders may not tender Debt Securities to the Corporation for repurchase; and

the rate or rates of interest on the Debt Securities will not increase if the Corporation becomes involved in a highly leveraged transaction or the Corporation is acquired by another entity.The Corporation may issue Debt Securities under the Indenture bearing no interest or interest at a rate below the prevailing market rate at the time of issuance and, in such circumstances, the Corporation may offer and sell those Debt Securities at a discount below their stated principal amount. The Corporation will describe in the applicable Prospectus Supplement any Canadian and U.S. federal income tax consequences and other special considerations applicable to any discounted Debt Securities or other Debt Securities offered and sold at par which are treated as having been issued at a discount for Canadian and/or U.S. federal income tax purposes.

        Any Debt Securities issued by the Corporation will be direct, unconditional and unsecured obligations of the Corporation and will rank equally among themselves and with all of the Corporation's other unsecured, unsubordinated obligations, except to the extent prescribed by law. Debt Securities issued by the Corporation will be structurally subordinated to all existing and future liabilities, including trade payables and other indebtedness, of the Corporation's subsidiaries. The Corporation will agree to provide to the Trustee (i) annual reports containing audited financial statements and (ii) quarterly reports for the first three quarters of each fiscal year containing unaudited financial information.

Form, Denomination, Exchange and Transfer

        Unless otherwise indicated in the applicable Prospectus Supplement, the Corporation will issue Debt Securities only in fully registered form without coupons, and in denominations of US$2,000 and integral multiples of US$1,000. Debt Securities may be presented for exchange and registered Debt Securities may be presented for registration of transfer in the manner to be set forth in the Indenture and in the applicable Prospectus Supplement, without service charges. The Corporation may, however, require payment sufficient to cover any taxes or other governmental charges due in connection with the exchange or transfer. The Corporation will appoint the Trustee as security registrar. Bearer Debt Securities and the coupons applicable to bearer Debt Securities thereto will be transferable by delivery.

Payment

        Unless otherwise indicated in the applicable Prospectus Supplement, the Corporation will make payments on registered Debt Securities (other than Global Securities) at the office or agency of the Trustee, except that the Corporation may choose to pay interest (a) by check mailed to the address of the person entitled to such payment as specified in the security register, or (b) by wire transfer to an account maintained by the person entitled to such payment as specified in the security register. Unless otherwise indicated in the applicable Prospectus Supplement, the Corporation will pay any interest due on registered Debt Securities to the persons in whose name such registered Securities are registered on the day or days specified in the applicable Prospectus Supplement.

Registered Global Securities

        Unless otherwise indicated in the applicable Prospectus Supplement, registered Debt Securities of a series will be issued in global form that will be deposited with, or on behalf of, a depositary (the "Depositary") identified in the Prospectus Supplement. Global Securities will be registered in the name of the Depositary, and the Debt Securities included in the Global Securities may not be transferred to the name of any other direct holder unless the special circumstances described below occur. Any person wishing to own Debt Securities issued in the form of Global Securities must do so indirectly by virtue of an account with a broker, bank or other financial institution that, in turn, has an account with the Depositary.

  Special Investor Considerations for Global Securities

        The Corporation's obligations under the Indenture, as well as the obligations of the Trustee and those of any third parties employed by the Corporation or the Trustee, run only to persons who are registered as holders of Debt Securities. For example, once the Corporation makes payment to the registered holder, the Corporation has no further responsibility for the payment even if that holder is legally required to pass the payment along to an investor but does not do so. As an indirect holder, an investor's rights relating to a Global Security will be governed by the account rules of the investor's financial institution and of the Depositary, as well as general laws relating to debt securities transfers.

        An investor should be aware that when Debt Securities are issued in the form of Global Securities:

  •
  the investor cannot have Debt Securities registered in his or her own name;

  •
  the investor cannot receive physical certificates for his or her interest in the Debt Securities;

  •
  the investor must look to his or her own bank, brokerage firm or other financial institution for payments on the Debt Securities and protection of his or her legal rights relating to the Debt Securities;

  •
  the investor may not be able to sell interests in the Debt Securities to some insurance companies and other institutions that are required by law to hold the physical certificates of Debt Securities that they own;

  •
  the Depositary's policies will govern payments, transfers, exchange and other matters relating to the investor's interest in the Global Security; the Corporation and the Trustee will have no responsibility for any aspect of the Depositary's actions or for its records of ownership interests in the Global Security; the Corporation and the Trustee also do not supervise the Depositary in any way; and

  •
  the Depositary will usually require that interests in a Global Security be purchased or sold within its system using same-day funds.

  Special Situations When Global Security Will be Terminated

        In a few special situations described below, a Global Security will terminate and interests in it will be exchanged for physical certificates representing Debt Securities. After that exchange, an investor may choose whether to hold Debt Securities directly or indirectly through an account at its bank, brokerage firm or other financial institution. Investors must consult their own banks, brokers or other financial institutions to find out how to have their interests in Debt Securities transferred into their own names, so that they will be registered holders of the Debt Securities represented by each Global Security.

        The special situations for termination of a Global Security are:

  •
  when the Depositary notifies the Corporation that it is unwilling, unable or no longer qualified to continue as Depositary (unless a replacement Depositary is named); and

  •
  when and if the Corporation decides to terminate a Global Security.

        The Prospectus Supplement may list situations for terminating a Global Security that would apply only to the particular series of Debt Securities covered by the Prospectus Supplement. When a Global Security terminates, the Depositary (and not the Corporation or the Trustee) will be responsible for deciding the names of the institutions that will be the initial direct holders.

Events of Default

        Unless otherwise indicated in the applicable Prospectus Supplement, the term "Event of Default" with respect to Debt Securities of any series means any of the following:

  (a)
  default in the payment of the principal of (or any premium on) any Debt Security of that series at its Maturity;

  (b)
  default in the payment of any interest on any Debt Security of that series when it becomes due and payable, and continuance of such default for a period of 30 days;

  (c)
  default in the deposit of any sinking fund payment, when the same becomes due by the terms of the Debt Securities of that series;

  (d)
  default in the performance, or breach, of any other covenant or agreement of the Corporation in the Indenture in respect of the Debt Securities of that series (other than a covenant or agreement for which default or breach is specifically dealt with elsewhere in the Indenture), where such default or breach continues for a period of 90 days after written notice thereof to the Corporation by the Trustee or the holders of at least 25 per cent in principal amount of all outstanding Debt Securities affected thereby;

  (e)
  certain events of bankruptcy, insolvency or reorganization; or

  (f)
  any other event of default provided with respect to the Debt Securities of that series.

        If an Event of Default occurs and is continuing with respect to Debt Securities of any series, then the Trustee or the holders of not less than 25 per cent in principal amount of the outstanding Debt Securities of that series may require the principal amount (or, if the Debt Securities of that series are Original Issue Discount Securities or Indexed Securities, such portion of the principal amount as may be specified in the terms of that series) of all the outstanding Debt Securities of that series and any accrued but unpaid interest on such Debt Securities be paid immediately. However, at any time after a declaration of acceleration with respect to Debt Securities of any series or all series affected (or of all series, as the case may be) has been made and before a judgment or decree for payment of the money due has been obtained, the holders of a majority in principal amount of the outstanding Debt Securities of such series or of all series affected (or of all series, as the case may be), by written notice to the Corporation and the Trustee, may, under certain circumstances, rescind and annul such acceleration. The applicable Prospectus Supplement will contain provisions relating to acceleration of the maturity of a portion of the principal amount of Original Issue Discount Securities or Indexed Securities upon the occurrence of any Event of Default and the continuation thereof.

        Other than its duties in the case of an Event of Default, the Trustee will not be obligated to exercise any of its rights and powers under the Indenture at the request or direction of any of the holders, unless the holders have offered to the Trustee reasonable indemnity. If the holders provide reasonable indemnity, the holders of a majority in principal amount of the outstanding Debt Securities of all series affected by an Event of Default may, subject to certain limitations, direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the Debt Securities of all series affected by such Event of Default.

        No holder of a Debt Security of any series will have any right to institute any proceedings, judicial or otherwise, unless:

  •
  such holder has previously given to the Trustee written notice of a continuing Event of Default with respect to the Debt Securities of that series;

  •
  the holders of at least 25 per cent in principal amount of the outstanding Debt Securities of all series affected by such Event of Default have made written request and have offered reasonable indemnity to the Trustee to institute such proceedings as trustee; and

  •
  the Trustee has failed to institute such proceeding, and has not received from the holders of a majority in the aggregate principal amount of outstanding Debt Securities of all series affected by such Event of Default a direction inconsistent with such request, within 60 days after such notice, request and offer.

        However, these limitations do not apply to a suit instituted by the holder of a Debt Security for the enforcement of payment of principal of or interest on such Debt Security on or after the applicable due date of such payment.

        The Corporation will be required to furnish to the Trustee annually an officers' certificate as to the performance of certain of its obligations under the Indenture and as to any default in such performance.

Defeasance

        In this section, the term "defeasance" means discharge from some or all of the Corporation's obligations under the Indenture with respect to Debt Securities of a particular series. Unless otherwise stated in the applicable Prospectus Supplement, if the Corporation deposits with the Trustee sufficient cash or government securities to pay the principal, interest, any premium and any other sums due to the stated maturity or a redemption date of the Debt Securities of a particular series, then at its option:

  •
  the Corporation will be discharged from its obligations with respect to the Debt Securities of such series with certain exceptions, and the holders of the Debt Securities of the affected series will not be entitled to the benefits of the Indenture except for registration of transfer and exchange of Debt Securities and replacement of lost, stolen or mutilated Debt Securities and certain other limited rights. Such holders may look only to such deposited funds or obligations for payment; or

  •
  the Corporation will no longer be under any obligation to comply with certain covenants under the Indenture, and certain Events of Default will no longer apply to it.

        Unless otherwise stated in the applicable Prospectus Supplement, to exercise defeasance the Corporation also must deliver to the Trustee:

  •
  an opinion of U.S. counsel to the effect that the deposit and related defeasance would not cause the holders of the Debt Securities of the applicable series to recognize income, gain or loss for U.S. federal income tax purposes and that holders of the Debt Securities of that series will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred; and

  •
  an opinion of Canadian counsel or a ruling from Canada Revenue Agency that there would be no such recognition of income, gain or loss for Canadian federal or provincial income tax purposes and that holders of the Debt Securities of that series will be subject to Canadian federal and provincial income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred.

        In addition, no Event of Default with respect to the Debt Securities of the applicable series can have occurred and the Corporation cannot be an insolvent person under the Bankruptcy and Insolvency Act (Canada). In order for U.S. counsel to deliver the opinion that would allow the Corporation to be discharged from all of its obligations under the Debt Securities of any series, the Corporation must have received from, or there must have been published by, the Internal Revenue Service a ruling, or there must have been a change in law so that the deposit and defeasance would not cause holders of the Debt Securities of such series to recognize income, gain or loss for U.S. federal income tax purposes and so that such holders would be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred.

Modifications and Waivers

        The Corporation may modify or amend the Indenture with the consent of the holders of a majority in aggregate principal amount of the outstanding Debt Securities of all series affected by such modification or amendment; provided, however, unless otherwise stated in the applicable Prospectus Supplement, that the Corporation will be required to receive consent from the holder of each outstanding Debt Security of such affected series to:

  •
  change the stated maturity of the principal of, or interest on, such outstanding Debt Security;

  •
  reduce the principal amount of or interest on such outstanding Debt Security;

  •
  reduce the amount of the principal payable upon the acceleration of the maturity of an outstanding Original Issue Discount Security;

  •
  change the place or currency of payments on such outstanding Debt Security;

  •
  reduce the percentage in principal amount of outstanding Debt Securities of such series, from which the consent of holders is required to modify or amend the Indenture or waive compliance with certain provisions of the Indenture or waive certain defaults; or

  •
  modify any provisions of the Indenture relating to modifying or amending the Indenture or waiving past defaults or covenants except as otherwise specified.

        The holders of a majority in principal amount of Debt Securities of any series or of the affected series may waive the Corporation's compliance with certain restrictive provisions of the Indenture with respect to such series. The holders of a majority in principal amount of outstanding Debt Securities of all series with respect to which an Event of Default has occurred may waive any past default under the Indenture, except a default in the payment of the principal of or interest on any Debt Security or in respect of any item listed above.

        The Indenture or the Debt Securities may be amended or supplemented, without the consent of any holder of such Debt Securities, in order to, among other things, cure any ambiguity or inconsistency, or to make any change, in any case, that does not adversely affect the interests of any holder of such Debt Securities.

Consent to Jurisdiction and Service

        Under the Indenture, the Corporation will irrevocably appoint an authorized agent upon which process may be served in any suit, action or proceeding arising out of or relating to the Offered Securities or the Indenture that may be instituted in any United States federal or New York state court located in The City of New York, and will submit to such non-exclusive jurisdiction.

Governing Law

        The Indenture and the Debt Securities will be governed by and construed in accordance with the laws of the State of New York.

Enforceability of Judgments

        Since a substantial portion of the assets of the Corporation are outside the United States, any judgment obtained in the United States against the Corporation may need to be satisfied by seeking enforcement of such judgment in a court located outside of the United States from the Corporation's assets. The Corporation has been advised by its Canadian counsel, Cassels Brock & Blackwell LLP, that there is doubt as to the enforceability in Canada by a court in original actions, or in actions to enforce judgments of United States courts, of civil liabilities predicated upon United States federal securities laws.

The Trustee

        The Trustee under the Indenture or its affiliates may provide banking and other services to the Corporation in the ordinary course of their business.

        The Indenture will contain certain limitations on the rights of the Trustee, as long as it or any of its affiliates remains the Corporation's creditor, to obtain payment of claims in certain cases or to realize on certain property received on any claim as security or otherwise. The Trustee and its affiliates will be permitted to engage in other transactions with the Corporation. If the Trustee or any affiliate acquires any conflicting interest and a default occurs with respect to the Debt Securities, the Trustee must eliminate the conflict or resign.

Subscription Receipts

        The following description sets forth certain general terms and provisions of Subscription Receipts that may be issued hereunder and is not intended to be complete. Subscription Receipts may be issued at various times which will entitle holders thereof to receive, upon satisfaction of certain release conditions and for no additional consideration, Common Shares, Debt Securities, Warrants, Units or any combination thereof. The Subscription Receipts may be offered separately or together with other Securities, as the case may be. Subscription Receipts will be issued pursuant to one or more subscription receipt agreements (each, a "Subscription Receipt Agreement"), each to be entered into between the Corporation and an escrow agent (the "Escrow Agent") that will be named in the relevant Prospectus Supplement. Each Escrow Agent will be a financial institution organized under the laws of Canada or a province thereof and authorized to carry on business as a trustee. If underwriters or agents are used in the sale of any Subscription Receipts, one or more of such underwriters or agents may also be a party to the Subscription Receipt Agreement governing the subscription receipts sold to or through such underwriter or agent.

        The statements made in this Prospectus relating to any Subscription Receipt Agreement and Subscription Receipts to be issued under this Prospectus are summaries of certain anticipated provisions thereof and do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the provisions of the applicable Subscription Receipt Agreement. You should refer to the Subscription Receipt Agreement relating to the specific Subscription Receipts being offered for the complete terms of the Subscription Receipts. A copy of any Subscription Receipt Agreement relating to an offering or Subscription Receipts will be filed by the Corporation with the securities regulatory authorities in applicable Canadian offering jurisdictions and the United States after the Corporation has entered into it.

        The particular terms of each issue of Subscription Receipts will be described in the related Prospectus Supplement. This description may include, but may not be limited to, any of the following, if applicable:

  •
  the designation and aggregate number of such Subscription Receipts being offered;

  •
  the price at which such Subscription Receipts will be offered;

  •
  the designation, number and terms of the Common Shares, Debt Securities, Warrants, Units or any combination thereof to be received by the holders of such Subscription Receipts upon satisfaction of the release conditions, and any procedures that will result in the adjustment of those numbers;

  •
  the conditions (the "Release Conditions") that must be met in order for holders of such Subscription Receipts to receive, for no additional consideration, Common Shares, Debt Securities, Warrants, Units or any combination thereof;

  •
  the procedures for the issuance and delivery of the Common Shares, Debt Securities, Warrants, Units or any combination thereof to holders of such Subscription Receipts upon satisfaction of the Release Conditions;

  •
  whether any payments will be made to holders of such Subscription Receipts upon delivery of the Common Shares, Debt Securities, Warrants, Units or any combination thereof upon satisfaction of the Release Conditions;

  •
  the identity of the Escrow Agent;

  •
  the terms and conditions under which the Escrow Agent will hold all or a portion of the gross proceeds from the sale of such Subscription Receipts, together with interest and income earned thereon (collectively, the "Escrowed Funds"), pending satisfaction of the Release Conditions;

  •
  the terms and conditions under which the Escrow Agent will release all or a portion of the Escrowed Funds to the Corporation upon satisfaction of the Release Conditions and if the Subscription Receipts are sold to or through underwriters or agents, the terms and conditions under which the Escrow Agent will release a portion of the Escrowed Funds to such underwriters or agents in payment of all or a portion of their fees or commissions in connection with the sale of the Subscription Receipts;

  •
  procedures for the refund by the Escrow Agent to holders of such Subscription Receipts of all or a portion of the subscription price of their Subscription Receipts, plus any pro rata entitlement to interest earned or income generated on such amount, if the Release Conditions are not satisfied;

  •
  any contractual right of rescission to be granted to initial purchasers of such Subscription Receipts in the event that this Prospectus, the Prospectus Supplement under which Subscription Receipts are issued or any amendment hereto or thereto contains a misrepresentation;

  •
  any entitlement of the Corporation to purchase such Subscription Receipts in the open market by private agreement or otherwise;

  •
  if the Subscription Receipts are issued as a Unit with another Security, the date, if any, on and after which the Subscription Receipts and the other Security will be separately transferable;

  •
  whether the Corporation will issue such Subscription Receipts as global securities and, if so, the identity of the depository for the global securities;

  •
  whether the Corporation will issue such Subscription Receipts as bearer securities, as registered securities or both;

  •
  provisions as to modification, amendment or variation of the Subscription Receipt Agreement or any rights or terms of such Subscription Receipts, including upon any subdivision, consolidation, reclassification or other material change of the Common Shares, Debt Securities, Warrants, Units or other securities, any other reorganization, amalgamation, merger or sale of all or substantially all of the Corporation's assets or any distribution of property or rights to all or substantially all of the holders of Common Shares;

  •
  whether the Corporation will apply to list such Subscription Receipts on any exchange;

  •
  material United States and Canadian federal income tax consequences of owning such Subscription Receipts; and

  •
  any other material terms or conditions of such Subscription Receipts.

Rights of Holders of Subscription Receipts Prior to Satisfaction of Release Conditions

        The holders of Subscription Receipts will not be, and will not have the rights of, shareholders of the Company. Holders of Subscription Receipts are entitled only to receive Common Shares, Debt Securities, Warrants, Units or a combination thereof on exchange or conversion of their Subscription Receipts, plus any cash payments, all as provided for under the Subscription Receipt Agreement and only once the Release Conditions have been satisfied.

Escrow

        The Subscription Receipt Agreement will provide that the Escrowed Funds will be held in escrow by the Escrow Agent, and such Escrowed Funds will be released to the Company (and, if the Subscription Receipts are sold to or through underwriters or agents, a portion of the Escrowed Funds may be released to such underwriters or agents in payment of all or a portion of their fees in connection with the sale of the Subscription Receipts) at the time and under the terms specified by the Subscription Receipt Agreement. If the Release Conditions are not satisfied, holders of Subscription Receipts will receive a refund of all or a portion of the subscription price for their Subscription Receipts, plus their pro-rata entitlement to interest earned or income generated on such amount, if provided for in the Subscription Receipt Agreement, in accordance with the terms of the Subscription Receipt Agreement.

Modifications

        The Subscription Receipt Agreement will specify the terms upon which modifications and alterations to the Subscription Receipts issued thereunder may be made by way of a resolution of holders of Subscription Receipts at a meeting of such holders or consent in writing from such holders. The number of holders of Subscription Receipts required to pass such a resolution or execute such a written consent will be specified in the Subscription Receipt Agreement.

        The Subscription Receipt Agreement will also specify that the Corporation may amend the Subscription Receipt Agreement and the Subscription Receipts, without the consent of the holders of the Subscription Receipts, to cure any ambiguity, to cure, correct or supplement any defective or inconsistent provision, or in any other manner that will not materially and adversely affect the interests of the holder of outstanding Subscription Receipts or as otherwise specified in the Subscription Receipt Agreement.

Units

        The following description sets forth certain general terms and provisions of the Units that may be issued hereunder and is not intended to be complete. Units may be issued at various times comprising any combination of the other Securities described in this Prospectus. Each Unit will be issued so that the holder of such Unit is also the holder of each Security composing such Unit. Therefore, the holder of a Unit will have the rights and obligations of a holder of each included Security (except in some cases where the right to transfer an included Security of a Unit may not occur without the transfer of the other included security comprising part of such Unit). The Units may be offered separately or together with other Securities, as the case may be.

        The particular terms of each issue of Units will be described in the related Prospectus Supplement. This description may include, but may not be limited to, any of the following, if applicable:

  •
  the designation and aggregate number of Units;

  •
  the price at which the Units will be offered;

  •
  the designation and terms of the Units and the Securities comprising the Units, including whether and under what circumstances those Securities may be held or transferred separately;

  •
  any provisions for the issuance, payment, settlement, transfer or exchange of the Units or of the Securities comprising the units;

  •
  whether the Corporation will apply to list the Units on any exchange;

  •
  the material United States and Canadian Federal income tax consequences of owning the Units, including how the purchase price paid will be allocated among the Securities comprising the Units; and

  •
  whether the Units will be issued in fully registered or global form.

Warrants

        The following description sets forth certain general terms and provisions of Warrants for the purchase of Common Shares, Preferred Shares, Units or Debt Securities that may be issued hereunder and is not intended to be complete. The Warrants may be offered separately or together with other Securities, as the case may be. Warrants may be issued at various times under one or more warrant indenture to be entered into by the Corporation and one or more banks or trust companies acting as warrant agent.

        The statements made in this Prospectus relating to any warrant indenture and Warrants to be issued under this Prospectus are summaries of certain anticipated provisions thereof and do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the provisions of the applicable warrant indenture. You should refer to the warrant indenture relating to the specific Warrants being offered for the complete terms of the Warrants. A copy of any warrant indenture relating to an offering or Warrants will be filed by the Corporation with the securities regulatory authorities in applicable Canadian offering jurisdictions and the United States after the Corporation has entered into it.

        The particular terms of each issue of Warrants will be described in the related Prospectus Supplement. This description may include, but may not be limited to, any of the following, if applicable:

  •
  the designation and aggregate number of Warrants;

  •
  the price at which the Warrants will be offered;

  •
  the designation, number and terms of the Common Shares, Preferred Shares, Units or Debt Securities, as applicable, purchasable upon exercise of the Warrants, and procedures that will result in the adjustment of those numbers;

  •
  the date on which the right to exercise the Warrants will commence and the date on which the right will expire;

  •
  the exercise price of the Warrants;

  •
  if the Warrants are issued as a Unit with another Security, the date, if any, on and after which the Warrants and the other Security will be separately transferable;

  •
  any minimum or maximum amount of Warrants that may be exercised at any one time;

  •
  any terms, procedures and limitations relating to the transferability, exchange or exercise of the Warrants;

  •
  whether the Warrants will be subject to redemption or call and, if so, the terms of such redemption or call provisions;

  •
  provisions as to modification, amendment or variation of the warrant indenture or any rights or terms of such Warrants, including upon any subdivision, consolidation, reclassification or other material change of the Common Shares, Preferred Shares, Units, Debt Securities or other securities, any other reorganization, amalgamation, merger or sale of all or substantially all of the Corporation's assets or any distribution of property or rights to all or substantially all of the holders of Common Shares;

  •
  material United States and Canadian federal income tax consequences of owning the Warrants; and

  •
  any other material terms or conditions of the Warrants.

        Warrant certificates will be exchangeable for new Warrant certificates of different denominations at the office indicated in the Prospectus Supplement. Prior to the exercise of their Warrants, holders of Warrants will not have any of the rights of holders of the securities subject to the Warrants. The Corporation may amend the warrant indenture(s) and the Warrants, without the consent of the holders of the Warrants, to cure any ambiguity, to cure, correct or supplement any defective or inconsistent provision or in any other manner that will not prejudice the rights of the holders of outstanding Warrants, as a group.

CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

        The applicable Prospectus Supplement may describe certain Canadian federal income tax consequences to an investor who is a non-resident of Canada or to an investor who is a resident of Canada of acquiring, owning and disposing of any of the Securities offered thereunder. The applicable Prospectus Supplement may also describe certain U.S. federal income tax consequences of the acquisition, ownership and disposition of any of the Securities offered thereunder by an initial investor who is a U.S. person (within the meaning of the U.S. Internal Revenue Code of 1986), including, to the extent applicable, such consequences relating to Debt Securities payable in a currency other than the U.S. dollar, issued at an original issue discount for U.S. federal income tax purposes or containing early redemption provisions or other special items. Investors should read the tax discussion in any Prospectus Supplement with respect to a particular offering and consult their own tax advisors with respect to their own particular circumstances.

 PRIOR SALES

        Information in respect of the Common Shares that were issued within the previous twelve month period, Common Shares that were issued upon the exercise of options or upon the vesting of restricted share units, and in respect of the grant of options or restricted share units to acquire our Common Shares, will be provided as required in a Prospectus Supplement with respect to the issuance of Securities pursuant to such Prospectus Supplement.

MARKET FOR SECURITIES

        The Common Shares are listed and posted for trading on the TSX in Canada and are listed on the NYSE in the United States under the symbol "SLW". Trading price and volume of the Common Shares will be provided as required in each Prospectus Supplement to this Prospectus.

RISK FACTORS

        An investment in securities of the Corporation is subject to certain risks, which should be carefully considered by prospective investors before purchasing such securities. In addition to the other information set out or incorporated by reference in this Prospectus currently and from time to time, investors should carefully consider the risk factors incorporated by reference in this Prospectus referred to below. Any one of such risk factors could materially affect the Corporation's business, financial condition and/or future operating results and prospects and could cause actual events to differ materially from those described in forward-looking statements and information relating to the Corporation. Additional risks and uncertainties not currently identified by the Corporation or that the Corporation currently believes not to be material also may materially and adversely affect the Corporation's business, financial condition, operations or prospects. Investors should carefully consider the risks described under the heading "Risk Factors" in the Annual Information Form and the risk factors described in the Annual MD&A. See "Documents Incorporated by Reference."

INTERESTS OF EXPERTS

        The scientific and technical information for the Corporation's mineral projects on a property material to the Company contained in the Annual Information Form, other than for the Salobo mine, was sourced by the Corporation from the following SEDAR (www.sedar.com) and EDGAR (www.sec.gov) filed documents:

  a.
  Peñasquito mine — Goldcorp Inc.'s ("Goldcorp") MD&A and Goldcorp's annual information form filed on March 17, 2015;

  b.
  San Dimas mine — Primero Mining Corp's ("Primero") MD&A and Primero's annual information form filed on March 31, 2015; and

  c.
  Pascua-Lama project — Barrick Gold Corporation's ("Barrick") MD&A, Barrick's annual audited financial statements for the year ended December 31, 2014 and Barrick's annual information form filed on March 27, 2015.

        A summary of the information sourced from the annual information forms of each of Primero, Goldcorp and Barrick is contained in the Annual Information Form under "Technical Information — Further Disclosure Regarding Mineral Projects on Material Properties — San Dimas Mine, Mexico," "Technical Information — Further Disclosure Regarding Mineral Projects on Material Properties — Peñasquito Mine, Mexico," "Technical Information — Further Disclosure Regarding Mineral Projects on Material Properties — Pascua-Lama Project, Border of Chile and Argentina", respectively. A summary of the information sourced from the annual financial statements and/or the management's discussion and analysis for each of Primero, Goldcorp and Barrick, as the case may be, is contained in the Annual Information Form under "General Development of the Business" and "Description of the Business". Neil Burns, M.Sc., P.Geo., Vice President, Technical Services, and Samuel Mah, M.A.Sc., P.Eng., Senior Director, Project Evaluations, are the qualified persons as defined by NI 43-101 in connection with the mineral reserve and mineral resource estimates and the scientific and technical information, and have reviewed and approved the disclosure, for the San Dimas mine, the Peñasquito mine and the Pascua-Lama project contained in the Annual Information Form.

        Christopher Jacobs, CEng MIMMM, Vice President and Mining Economist, Micon International Ltd., James Turner, CEng MIMMM, Senior Mineral Process Engineer, Micon International Ltd., Barnard Foo, P. Eng., M. Eng., MBA, Senior Mining Engineer, Micon International Ltd. and Jason Ché Osmond, FGS, C.Geol, EurGeol, Senior Geologist, Micon International Ltd. prepared a technical report in accordance with NI 43-101 entitled "Technical Report on the Mineral Reserves and Mineral Resources of the Salobo Copper-Gold Mine Carajás, Pará State, Brazil" dated March 19, 2013 (the "Salobo Report") and have reviewed and approved the disclosure concerning the Salobo mine contained in the Annual Information Form, which for greater certainty includes disclosure regarding forecasted production from the Salobo mine attributable to Silver Wheaton. A copy of the Salobo Report is available under Silver Wheaton's profile on SEDAR at www.sedar.com and on EDGAR at (www.sec.gov) and a summary of the Salobo Report is contained in the Annual Information Form under the heading "Technical Information — Further Disclosure Regarding Mineral Projects on Material Properties — Salobo Mine, Brazil".

        The aforementioned firms or persons held no securities or other property of the Corporation or of any associate or affiliate of the Corporation when they prepared the reports, the mineral reserve estimates or the mineral resource estimates referred to above, or following the preparation of such reports or estimates and did not, and will not, receive any direct or indirect interest in any securities or other property of the Corporation or of any associate or affiliate of the Corporation in connection with the preparation of such reports or estimates, other than Neil Burns and Samuel Mah, who together hold less than 1% of the Common Shares. None of the aforementioned persons are currently expected to be elected, appointed or employed as a director, officer or employee of the Corporation or of any associate or affiliate of the Corporation, other than Neil Burns and Samuel Mah who are employees of the Corporation.

        Deloitte LLP is the auditor of the Corporation and is independent of the Corporation within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia and the rules and standards of the United States Public Company Accounting Oversight Board and the securities laws and regulations administered by the SEC.

LEGAL MATTERS

        Certain legal matters in connection with the Offering will be passed upon on behalf of the Corporation by Cassels Brock & Blackwell LLP, as to Canadian legal matters, and Paul, Weiss, Rifkind, Wharton & Garrison LLP, as to United States legal matters. As of the date hereof, the partners and associates of Cassels Brock & Blackwell own, directly or indirectly, less than 1% of the Common Shares.

ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES

        The Corporation is an Ontario corporation and its principal place of business is in Canada. The majority of the directors and officers of the Corporation are resident outside of the United States and a substantial portion of its assets and the assets of such persons are located outside of the United States. Consequently, it may be difficult for United States investors to effect service of process within the United States on the Corporation or its directors or officers, or to realize in the United States on judgments of courts of the United States predicated on civil liabilities under the U.S. Securities Act. Investors should not assume that Canadian courts would enforce judgments of United States courts obtained in actions against the Corporation or such persons predicated on the civil liability provisions of the United States federal securities laws or the securities or "blue sky" laws of any state within the United States or would enforce, in original actions, liabilities against the Corporation or such persons predicated on the United States federal securities or any such state securities or "blue sky" laws. The Corporation has been advised by its Canadian counsel, Cassels Brock & Blackwell LLP, that a judgment of a United States court predicated solely upon civil liability under United States federal securities laws would probably be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. The Corporation has also been advised by Cassels Brock & Blackwell LLP, however, that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon United States federal securities laws.

        The Corporation filed with the SEC, concurrently with the Registration Statement on Form F-10 of which this prospectus is a part, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Corporation appointed Puglisi & Associates as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Corporation in a United States court, arising out of or related to or concerning the offering of Securities under this Prospectus.

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TABLE OF CONTENTS PROSPECTUS SUPPLEMENT
BASE SHELF PROSPECTUS
ABOUT THIS PROSPECTUS
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
CAUTIONARY NOTE TO UNITED STATES INVESTORS REGARDING PRESENTATION OF MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES
FINANCIAL INFORMATION
CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION
DOCUMENTS INCORPORATED BY REFERENCE
MARKETING MATERIALS
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT
AVAILABLE INFORMATION
THE COMPANY
RISK FACTORS
USE OF PROCEEDS
CONSOLIDATED CAPITALIZATION
PLAN OF DISTRIBUTION
RELATIONSHIP BETWEEN THE CORPORATION AND CERTAIN UNDERWRITERS (CONFLICTS OF INTEREST)
DESCRIPTION OF COMMON SHARES
PRIOR SALES
TRADING PRICE AND VOLUME
CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS
CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
INTEREST OF EXPERTS
LEGAL MATTERS
ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES
TABLE OF CONTENTS
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS AND INFORMATION
CAUTIONARY NOTE TO UNITED STATES INVESTORS REGARDING PRESENTATION OF MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES
FINANCIAL INFORMATION
CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION
DOCUMENTS INCORPORATED BY REFERENCE
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT
AVAILABLE INFORMATION
THE CORPORATION
CONSOLIDATED CAPITALIZATION
USE OF PROCEEDS
EARNINGS COVERAGE RATIO
PLAN OF DISTRIBUTION
DESCRIPTION OF SECURITIES
CERTAIN FEDERAL INCOME TAX CONSIDERATIONS
PRIOR SALES
MARKET FOR SECURITIES
RISK FACTORS
INTERESTS OF EXPERTS
LEGAL MATTERS
ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES